As filed with the Securities and Exchange Commission on June 27, 2006
Registration File No. 333-116217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

FORM SB-2
POST-EFFECTIVE AMENDMENT NO. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OPHTHALMIC IMAGING SYSTEMS
(Name of small business issuer in its charter)

California (State or jurisdiction of incorporation or organization)	3841 (Primary standard industrial classification code number)	94-3035367 (I.R.S. Employer Identification No.)
221 Lathrop Way, Suite I
Sacramento, California 95815
(916) 646-2020
(Address and telephone number of principal executive offices)
(Address of principal place of business or intended principal place of business)

Ariel Shenhar, Chief Financial Officer Ophthalmic Imaging Systems 221 Lathrop Way, Suite I Sacramento, California 95815 (916) 646-2020	With a Copy to: Henry I. Rothman Troutman Sanders LLP 405 Lexington Avenue New York, New York 10174 (212)704-6000

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after this registration becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

        Pursuant to Rule 429 of the Securities Act of 1933, as amended, this registration statement also serves as Post-Effective Amendment No. 2 to the registrant’s Registration Statement on Form SB-2, File No. 333-110334 relating to 1,716,496 shares of the registrant’s common stock, which includes 1,341,496 shares of common stock isuuable upon conversion of the principal and interest of a secured convertible term note and 375,000 shares of common stock issuable upon exercise of a warrant.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

7,473,201 Shares

OPHTHALMIC IMAGING SYSTEMS

Common Stock

This prospectus relates to the resale by the selling security holders for their own accounts of up to an aggregate of 7,473,201 shares of our common stock, of which (1) 1,785,201 shares are issuable upon conversion of convertible term notes issued to Laurus Master Fund, Ltd. (“Laurus”), (2) 688,000 shares are issuable upon exercise of warrants issued to Laurus, (3) 4,050,000 shares are held by MediVision Medical Imaging Ltd., (4) 550,000 shares are held by S2 Partners, LP, and (5) 400,000 shares are held by Meadowbrook Opportunity Fund LLC.

Our common stock trades on the OTC Bulletin Board® under the symbol “OISI.” The last reported sale price of our common stock on June 21, 2006, was $2.01 per share.

The mailing address and the telephone number of our principal executive offices are 221 Lathrop Way, Suite I, Sacramento, California 95815, (916) 646-2020.

Investing in our common stock involves a high degree of risk.

Please see the section of this prospectus entitled “Risk Factors” beginning on page 3.

We will not receive any proceeds from the sale of the shares by the selling security holders. We may receive proceeds in connection with the exercise of a warrant whose underlying shares may be sold in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2006.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

TABLE OF CONTENTS

i

PART I

PROSPECTUS SUMMARY

        This summary highlights some information from this prospectus and does not contain all of the information necessary to your investment decision. To understand this offering fully, you should read carefully the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors.”

        This prospectus relates to the resale by the selling security holders for their own accounts of up to an aggregate of 7,473,201 shares of our common stock, of which (1) 1,785,201 shares are issuable upon conversion of convertible term notes issued to Laurus Master Fund, Ltd. (“Laurus”), (2) 688,000 shares are issuable upon exercise of warrants issued to Laurus, (3) 4,050,000 shares are held by MediVision Medical Imaging Ltd., (4) 550,000 shares are held by S2 Partners, LP, and (5) 400,000 shares are held by Meadowbrook Opportunity Fund LLC.

        In connection with a private placement transaction on April 27, 2004 with Laurus Master Fund, Ltd., or Laurus, this prospectus covers the resale of (1) 819,673 shares issuable upon conversion of a three-year secured convertible term note issued to Laurus in the principal amount of $1,000,000 that was secured by a subordinated second priority lien on our assets (the “2004 Laurus Note”), (2) 160,000 shares issuable to Laurus as interest payments under the 2004 Laurus Note, and (3) 313,000 shares issuable to Laurus under the exercise of a warrant (the “2004 Laurus Warrant”). The 2004 Laurus Note is convertible into shares of our common stock at a fixed conversion price of $1.22 per share. The exercise prices of the 2004 Laurus Warrant range between $1.40 and $1.83 per share.

        In June 2003, pursuant to Amendment No. 1 to the Working Capital Funding Agreement, MediVision Medical Imaging Ltd., or MediVision, an Israeli corporation, converted $1,150,000 of outstanding principal and accrued interest under a promissory note held by MediVision into 6,216,216 shares of our common stock at a conversion price of $0.185 per share. This prospectus covers the resale of 4,050,000 of such shares of common stock held by MediVision.

        Pursuant to the Common Stock Purchase Agreement, dated as of June 1, 2004 between S2 Partners, LP and MediVision, S2 Partners, LP purchased 550,000 shares of our common stock from MediVision at a price per share of $1.35. S2 Partners, LP may sell, from time to time under this prospectus up to 550,000 shares of our common stock.

        In connection with a private placement transaction with Laurus on September 25, 2003, this prospectus covers the resale of (1) 621,250 shares issuable upon conversion of a three-year convertible term note issued to Laurus in the principal amount of $1,200,000, secured by a subordinated second priority lien on our assets (the “2003 Laurus Note”), (2) 184,278 shares issuable to Laurus as interest payments under the 2003 Laurus Note and (3) 375,000 shares issuable to Laurus upon the exercise of a warrant (the “2003 Laurus Warrant”). The 2003 Laurus Note is convertible into shares of our common stock at a fixed conversion price of $1.07 per share. The exercise prices of the 2003 Laurus Warrant range between $1.23 and $1.61.

        Meadowbrook Opportunity Fund LLC purchased from MediVision 400,000 shares of our common stock at a price per share of $1.20 pursuant to a Common Stock Purchase Agreement dated as of September 16, 2005 between Meadowbrook Opportunity Fund LLC and MediVision. Meadowbrook Opportunity Fund LLC may sell, from time to time under this prospectus, up to 400,000 shares of our common stock.

1

Our Company

        We are engaged in the business of designing, developing, manufacturing and marketing digital imaging systems, image enhancement and analysis software and informatics solutions for use by practitioners in the ocular health field. Our products are used for a variety of standard diagnostic test procedures performed in most eye care practices. Since our inception, we have developed products that have addressed primarily the needs of the ophthalmic angiography markets, both fluorescein and indocyanine green. The current flagship products in our angiography line are our WinStation digital imaging systems. These WinStation products are targeted primarily at retinal specialists and general ophthalmologists in the diagnosis and treatment of retinal diseases and other ocular pathologies. See “Description of Business” for more information.

The Offering

Common stock offered by selling security holders	Up to an aggregate of 7,473,201 shares of common stock may
be offered under this prospectus, of which (1) 1,785,201
shares are issuable upon conversion of convertible term
notes issued to Laurus, (2) 688,000 shares are issuable
upon exercise of warrants issued to Laurus, (3) 4,050,000
shares are held by MediVision Medical Imaging Ltd., (4)
550,000 shares are held by S2 Partners, LP, and (5) 400,000
shares are held by Meadowbrook Opportunity Fund LLC.

Use of Proceeds	All proceeds of this offering will be received by the
selling security holders for their own accounts. We may
receive proceeds in connection with the exercise of the
warrants issued to Laurus whose underlying shares may in
turn be sold by Laurus.

Risk Factors	You should read the "Risk Factors" section beginning on
page 3, as well as other cautionary statements throughout
this prospectus, before investing in shares of our common
stock.

OTC Bulletin Board(R)symbol	OISI.OB

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors before deciding to invest in shares of our common stock. If any of the following risks actually occurs, it is likely that our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

If we are unable to obtain additional capital, we would be required to eliminate certain activities that would adversely effect our operations.

        We may require substantial funds for various purposes, including continuing research and development, manufacturing and marketing our existing products. We may need to seek additional capital, possibly through public or private sales of our securities, in order to fund our activities on a long-term basis. Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to delay, scale back or eliminate certain or all of our research and development programs or to license third parties to commercialize products or technologies that we would otherwise seek to develop ourselves, which may materially adversely affect our continued operations.

If we fail to develop and successfully introduce new and enhanced products that meet the needs of our customers, our business may be harmed.

        Our future success depends on our ability to anticipate our customers’ needs and develop products that address those needs. This will require us to design, develop, manufacture, assemble, test market and support new products and enhancements on a timely and cost-effective basis. We cannot assure that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost effective manner. Our failure to do so could lead to a reduction in sales and our business may be harmed.

Our market is unpredictable and characterized by rapid technological changes and evolving standards, and, if we fail to keep up with such changes, our business and operating results will be harmed.

        Our industry is characterized by extensive research and development, rapid technological change, frequent innovations and new product introductions, changes in customer requirements and evolving industry standards. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete, which would have a material adverse effect on our business, financial condition and results of operations.

The markets in which we sell our products are intensely competitive and increased competition could cause reduced sales levels, reduced gross margins or the loss of market share.

        The healthcare industry is characterized by extensive research and development efforts and rapid technological change. Competition for products that can diagnose and evaluate eye disease is intense and is expected to increase. With respect to our WinStation products, we are aware of two primary competitors in the United States, which produce and are delivering digital fundus imaging systems in volume, Topcon and Zeiss. In addition, there are a few other small competitors. Both Topcon and Zeiss, however, manufacture fundus cameras and produce angiography products that interface mostly with their own fundus cameras. In contrast, our products interface with different models of fundus cameras from a wide variety of manufacturers. Three other companies are known to have systems in primarily the international market, and the U.S. market to a limited extent, each with small market penetration.

        We are aware of one competitor for the Ophthalmic PACS, which develops a similar solution, but it has minimal market presence.

        We are aware of a few competitors for the EMR/EPM products, namely Allscripts, GE, and A4, which provide solutions for the multi-specialty medical market, including the ophthalmic market and a few smaller competitors, namely HCIT, Eye Doc and Compulink, which provide the EMR/EPM solutions predominantly to the eye care market.

        We are aware of five primary competitors for the DSLI, namely Veatch, MVC, Kowa, Helioasis and Lombart. Additionally, there are approximately four other companies, which manufacture similar systems, but these systems currently have minimal market presence.

        Although we will continue to work to develop new and improved products, many companies are engaged in research and development of new devices and alternative methods to diagnose and evaluate eye disease. Introduction of such devices and alternative methods could hinder our ability to compete effectively and could have a material adverse effect on our business, financial condition and results of operations. Many of our competitors and potential competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we have.

        The NextGen® software products platforms of EPM (Enterprise Practice Management) and EMR (Electronic Medical Records) allows us to broaden our product offerings to the ocular health care industry. Despite this value added reseller, “VAR,” agreement, there is no guarantee that our sales efforts in this new endeavor will be successful in the future. Long sales cycles, new sales training requirements and potential resistance to the initial high cost of the software may be among those factors contributing to us not being successful in reselling these products.

        If we do experience any degree of success in reselling these products, our gross margin could be negatively impacted. Our gross margin on the reselling of these products is lower than the majority of the products that we currently market.

        Any business combinations or mergers among our competitors, forming larger competitors with greater resources, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, could result in increased competition.

We may experience a decline in selling prices of our products as competition increases, which could adversely affect our operating results.

        As competing products become more widely available, the average selling price of our products may decrease. Trends toward managed care, health care, cost containment and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies which could also adversely affect prices of our products. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net sales will decline. In addition, to maintain our gross margins, we must continue to reduce the cost of our products. Further, as average selling prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our net sales and gross margins, our operating results could be seriously harmed, particularly if the average selling prices of our products decrease significantly.

If we do not spend heavily on research and development and we fail to address rapid technological changes in our markets, it could adversely affect our business.

        We have incurred substantial research and development expenditures in the past, and plan to continue to do so in the future. Over the last three fiscal years, our research and development expenses have been in the range of 7% to 9% of our net revenues. We cannot assure that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve sufficient market acceptance. Our failure to address rapid technological changes in our markets could adversely affect our business and results of operations.

Our products are subject to U.S., E.U. and international medical regulations and controls, which impose substantial financial costs on us and which can prevent or delay the introduction of new products.

        Our ability to sell our products is subject to various federal, state and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the FDA, to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain.

        Pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act (“FDCA”), we are required to file, and submit, a pre-marketing notification with the FDA which provides certain safety and effectiveness information concerning our diagnostic imaging systems, including our DFI and DSLI. The FDA has approved our pre-marketing notification submittals, thereby granting us permission to market our products, subject to the general controls and provisions of the FDCA. The classification of our products require, among other things, annual registration, listing of devices, good manufacturing practices, labeling and prohibition against misbranding and adulteration. Further, because we are engaged in international sales, our products must satisfy certain manufacturing requirements and may subject us to various filing and other regulatory requirements imposed by foreign governments as a condition to the sale of such products.

        We have registered our manufacturing facility with both the FDA and certain California authorities as a medical device manufacturer and operate such facility under FDA and California requirements concerning Quality System Requirements (“QSR”). As a medical device manufacturer, we are required to continuously maintain our QSR compliance status and to demonstrate such compliance during periodic FDA and California inspections. If the facilities do not meet applicable QSR regulatory requirements, we may be required to implement changes necessary to comply with such regulations.

        Although the FDA has made findings which permit us to sell our products in the marketplace, such findings do not constitute FDA approval of these devices and we can not predict the effect that future legislation or regulatory developments may have on our operations. Additional regulations, reconsideration of approvals granted under current regulations, or a change in the manner in which existing statutes and regulations are interpreted or applied may have a material adverse impact on our business, financial condition and results of operations. Moreover, new products and services developed by us, if any, also may be subject to the same or other various federal and state regulations, in addition to those of the FDA.

        Following clearance or approval, marketed products are subject to continuing regulation. We are required to adhere to the FDA’s Quality System Regulation, or QSR, and similar regulations in other countries, which include design, testing, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

The Value Added Reseller (VAR) Agreement signed with NextGen Healthcare Information Systems, Inc. may not generate any significant future revenue for us and may reduce gross margins.

        The NextGen® software products platforms of EPM (Enterprise Practice Management) and EMR (Electronic Medical Records) allows us to broaden our product offerings to the ocular health care industry. Despite this VAR agreement, there is no guarantee that our sales efforts in this endeavor will be successful in the future. Long sales cycles, new sales training requirements and potential resistance to the initial high cost of the software may be among those factors contributing to us not being successful in reselling these products.

        If we do experience any degree of success in reselling these products, our gross margin could be negatively impacted. Our gross margin on the reselling of these products is lower than the majority of the products that we currently market.

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing or hire additional personnel, our ability to develop and sell our products could be harmed.

        Our success depends to a significant extent upon the continued service of our key senior management, sales and technical personnel, any of whom could be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel. We cannot assure that we will continue to be successful in hiring and retaining properly trained personnel. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

We may not be able to protect our proprietary technology, which could adversely affect our competitive advantage.

        We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements and other restrictions on disclosure to protect our intellectual property rights. We cannot assure that our patent applications will be approved, that any patents that may be issued will protect our intellectual property, that any issued patents will not be challenged by third parties or that any patents held by us will not be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees.

The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

        Customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products we may incur substantial sales and marketing and research and development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses.

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in the loss of customers.

        We must accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs, impair our available liquidity and could have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales, business and operating results and could have a material adverse effect on our business, operating results and financial condition.

Our dependence on sole source suppliers exposes us to possible supply interruptions that could delay or prevent the manufacture of our systems.

        Certain of the components used in our products are purchased from single sources. While we believe that most of these components are available from alternate sources, an interruption of these or other supplies could have a material adverse effect on our ability to manufacture some of our systems.

Some of our medical customers’willingness to purchase our products depends on their ability to obtain reimbursement for medical procedures using our products and our revenues could suffer from changes in third-party coverage and reimbursement policies.

        Our medical segment customers include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payers, including private insurance companies, and in the U.S. from health maintenance organizations, and federal, state and local government programs, including Medicare and Medicaid. Third-party payers are increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by our customers to obtain adequate reimbursement from third-party payers for medical procedures that use our products or changes in third-party coverage and reimbursement policies could have a material adverse effect on our sales, results of operations and financial condition.

We have limited product liability insurance and if we are held liable in a products liability lawsuit for amounts in excess of our insurance coverage, we could be rendered insolvent.

        There can be no assurance that we will not be named as a defendant in any litigation arising from the use of our products. Although we have our own product liability insurance policy with a limit of $1 million, should such litigation ensue and we are held liable for amounts in excess of such insurance coverage, we could be rendered insolvent. In addition, there can be no assurance that product liability insurance will continue to be available to us or that the premiums therefore will not become prohibitively expensive.

If our facilities were to experience catastrophic loss, our operations would be seriously harmed.

        Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. A substantial portion of our manufacturing activities and many other critical business operations are located near major earthquake faults in California, an area with a history of seismic events. Any such loss at our facility could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. Any such loss could have a material adverse effect on our sales, results of operations and financial condition.

        Since a significant portion of our research and development is done in Israel, we are also exposed to terrorism, which could also have a material adverse effect on our business operations.

If MediVision fails to repay amounts guaranteed by us under the Debenture, it could result in a material adverse effect on our business, operating results, or financial condition.

        We are a party to the Debenture whereby we guarantee the payment of all of the debts and liabilities of MediVision to United Mizrahi Bank. The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 of the 9,420,851 shares of our common stock it owns to us in order to secure the Debenture. For a more detailed description of the Debenture, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation— MediVision Transactions”

        If MediVision fails to pay the debts and liabilities secured by us under the Debenture we will likely be required to pay these amounts to United Mizrahi Bank. If the shares posted as collateral to secure the Debenture are insufficient in value to pay such amounts, the cash required to pay such amounts will most likely come out of our working capital. Since we rely on our working capital for our day to day operations, any such default by MediVision could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations, any of which could put your investment dollars at significant risk.

Risks Related to This Offering

We may experience volatility in our stock price, which could negatively affect your investment, and you may not be able to resell your shares at or above the offering price.

        The offering price of our common stock may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including: a quarterly variations in operating results; changes in financial estimates by securities analysts; changes in market valuations of other similar companies; announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures; additions or departures of key personnel; any deviations in net sales or in losses from levels expected by securities analysts; and future sales of common stock.

        In addition, the stock market has recently experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Because our securities trade on the OTC Bulletin Board, your ability to sell your shares in the secondary market may be limited.

        The shares of our common stock have been listed and principally quoted on the Nasdaq OTC Bulletin Board under the trading symbol “OISI” since May 28, 1998 and prior thereto on the Nasdaq Small-Cap Market. In May 1998, the NASD notified us that we no longer satisfied Nasdaq Small-Cap Market listing requirements and, in accordance with the terms of the Nasdaq Listing Qualifications Panel decision, our common stock was delisted therefrom on May 27, 1998. Further, due to our inability to comply with the Boston Stock Exchange listing requirements, our common stock was delisted therefrom on March 3, 1998. As a result, it may be more difficult for an investor to dispose of our securities, or to obtain accurate quotations on their market value. Furthermore, the prices for our securities may be lower than might otherwise be obtained.

        Moreover, because our securities currently trade on the OTC Bulletin Board, they are subject to the rules promulgated under the Securities Exchange Act of 1934, as amended, which impose additional sales practice requirements on broker-dealers that sell securities governed by these rules to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual individual income exceeding $200,000 or $300,000 jointly with their spouses). For such transactions, the broker-dealer must determine whether persons that are not established customers or accredited investors qualify under the rule for purchasing such securities and must receive that person’s written consent to the transaction prior to sale. Consequently, these rules may adversely affect the ability of purchasers to sell our securities and otherwise affect the trading market in our securities.

Because our shares are deemed “penny stocks,” you may have difficulty selling them in the secondary trading market.

        The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Additionally, if the equity security is not registered or authorized on a national securities exchange that makes certain reports available, the equity security may also constitute a “penny stock.” As our common stock falls within the definition of penny stock, these regulations require the delivery by the broker-dealer, prior to any transaction involving our common stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with it. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock. The ability of broker-dealers to sell our common stock and the ability of shareholders to sell our common stock in the secondary market would be limited. As a result, the market liquidity for our common stock would be severely and adversely affected. We can provide no assurance that trading in our common stock will not be subject to these or other regulations in the future, which would negatively affect the market for our common stock.

We have additional securities available for issuance, including preferred stock, which if issued could adversely affect the rights of the holders of our common stock.

        Our articles of incorporation authorize the issuance of 35,000,000 shares of common stock and 20,000,000 shares of preferred stock. The common stock and the preferred stock can be issued by, and the terms of the preferred stock, including dividend rights, voting rights, liquidation preference and conversion rights can generally be determined by, our board of directors without shareholder approval.

        Any issuance of preferred stock could adversely affect the rights of the holders of common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. Accordingly, shareholders, including those purchasing the securities offered hereby, will be dependent upon the judgment of our management in connection with the future issuance and sale of shares of our common stock and preferred stock, in the event that buyers can be found therefor. Any future issuances of common stock or preferred stock would further dilute the percentage ownership of our company held by the public shareholders. Furthermore, the issuance of preferred stock could be used to discourage or prevent efforts to acquire control of our company through acquisition of shares of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus, in other materials we file with the SEC or otherwise release to the public, and on our website. In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, including the statements contained under the heading, “Management’s Discussion and Analysis or Plan of Operation,” regarding our future plans, strategies and expectations are forward-looking statements. In some cases these statements are identifiable through the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” and similar expressions. We intend such forward-looking statements to be covered by the safe harbor provisions contained in Section 27A of the Securities Act of 1933, as amended and in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You are cautioned not to place undue reliance on these forward-looking statements because these forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks, and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. Thus, our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: economic conditions generally and the medical instruments market specifically, legislative or regulatory changes that affect us, including changes in healthcare regulation, the availability of working capital, the introduction of competing products, and other risk factors described herein. These risks and uncertainties, together with the other risks described from time to time in reports and documents that we filed with the SEC should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. (There also are other factors that we do not describe, generally, because we currently do not perceive them to be material that could cause actual results to differ materially from our expectations.) Indeed, it is likely that some of our assumptions will prove to be incorrect. Our actual results and financial position will vary from those projected or implied in the forward-looking statements, and the variances may be material. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus. Rather, the selling security holders will receive those proceeds directly. We may receive proceeds in connection with the exercise of warrants whose underlying shares may in turn be sold by the selling security holder. Although the amount and timing of our receipt of any such proceeds are uncertain, such proceeds if received will be used for general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        The shares of our common stock have been listed and principally quoted on the Nasdaq OTC Bulletin Board under the trading symbol “OISI” since May 28, 1998 and prior thereto on the Nasdaq Small-Cap Market. In May 1998, the NASD notified us that we no longer satisfied Nasdaq Small-Cap Market listing requirements and, in accordance with the terms of the Nasdaq Listing Qualifications Panel decision, our common stock was delisted therefrom on May 27, 1998. Further, due to our inability to comply with the Boston Stock Exchange listing requirements, our common stock was delisted therefrom on March 3, 1998.

        The following table sets forth the high and low prices for our common stock as reported on the Nasdaq OTC Bulletin Board. These prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	Year Ending December 31, 2006		Year Ending December 31, 2005		Year Ending December 31, 2004

	High	Low	High	Low	High	Low
	Ask	Bid	Ask	Bid	Ask	Bid

First Quarter	2.07	1.35	1.35	0.95	1.35	0.75
Second Quarter*	2.18	1.60	1.37	0.72	1.55	0.86
Third Quarter	N/A	N/A	1.40	1.10	1.40	0.50
Fourth Quarter	N/A	N/A	1.65	1.08	1.15	0.55

* April 1, 2006 through June 21, 2006

        On June 21, 2006, the closing price for our common stock, as reported by the Nasdaq OTC Bulletin Board, was $2.01 per share and there were approximately 127 shareholders of record.

         Dividends

        We have not paid any cash dividends since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Future dividend policy will be determined periodically by the Board of Directors based upon conditions then existing, including our earnings and financial condition, capital requirements and other relevant factors.

         Equity Compensation Plans

        The following table sets forth certain information, as of March 31, 2006, with respect to our equity compensation plans:

			Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon exercise	exercise price of	future issuance
	of outstanding options,	outstanding options,	under equity compensation
Plan Category	warrants and rights	warrants and rights	plans

Equity compensation
plans approved by
security holders	660,500 (1)	$0.68	841,000 (2)

Equity compensation
plans not approved by
security holders	1,467,043 (3)	$0.48	134,999 (4)

Total	2,127,543	$0.54	975,999

(1)	Represents 1,500 options granted under the our 1992 Stock Option Plan under which no further options may be granted and 659,000 options granted under our 2003 Stock Option Plan.

(2)	Represents 91,000 shares available for grant under the 2003 Stock Option Plan and 750,000 shares available for grant under the 2005 Stock Option Plan to our employees, directors, and consultants. Upon the expiration, cancellation or termination of unexercised options, shares subject to options under the plan will again be available for the grant of options under the applicable plan.

(3)	Includes 60,000 shares subject to options granted under our 1997 Stock Option Plan under which no further options may be granted, 1,333,333 shares subject to options granted under the 2000 Stock Option Plan (the “2000 Plan”), and 73,710 options granted under individual stock option plans.

(4)	Includes 134,999 shares available for future grant under the 2000 Plan, to our employees and directors of, consultants to, and to non-employee directors. Upon the expiration, cancellation or termination of unexercised options, shares subject to options under the 2000 Plan will again be available for the grant of options under the applicable plan.

DILUTION

        Sales of the shares of common stock by the selling security holders in this offering will not result in any substantial change to the net tangible book value per share before and after the distribution of shares by the selling security holders. There will be no change in the net tangible book value per share attributable to cash payments made by purchasers of the shares being offered by the selling security holders. Prospective investors in the shares held by the selling security holders should be aware, however, that the price of shares being offered by the selling security holders may not bear any rational relationship to our net tangible book value per share.

DESCRIPTION OF BUSINESS

(a)	Business Development

        Ophthalmic Imaging Systems (the “Company” or “OIS”) was incorporated under the laws of the State of California on July 14, 1986. We are headquartered in Sacramento, California and are engaged in the business of designing, developing, manufacturing and marketing digital imaging systems, image enhancement and analysis software and informatics solutions for use by practitioners in the ocular health field. Our products are used for a variety of standard diagnostic test procedures performed in most eye care practices.

        Since our inception, we have developed products that have addressed primarily the needs of the ophthalmic angiography markets, both fluorescein and indocyanine green. The current flagship products in our angiography line are our WinStation digital imaging systems. These WinStation products are targeted primarily at retinal specialists and general ophthalmologists in the diagnosis and treatment of retinal diseases and other ocular pathologies.

        We believe, however, that as the U.S. healthcare system moves toward managed care, the needs of managed care providers are changing the nature of demand for medical imaging equipment and services. New opportunities in telemedicine (e.g., the electronic delivery and provision of health care and consultative services to patients through integrated health information systems and telecommunications technologies), combined with lower cost imaging devices and systems, are emerging to allow physicians and managed care organizations to deliver a high quality of patient care while reducing costs. We are applying our technology in the ophthalmic imaging field to the development of new ocular imaging devices and exploring telemedicine/managed care applications targeted at the mass markets of general ophthalmology and optometry.

        Our objective is to become a leading provider of a diverse range of complimentary ophthalmic products and services for the ocular health care industry. We are currently focusing our development efforts on related products for the ocular healthcare market, as well as features and enhancements to our existing products.

        We entered into the Ophthalmic Picture Archiving and Communications Systems (“PACS”) software market during 2004, enabling medical staff to access new and archived images remotely, improving the environment in which to diagnose patients. The ability to instantaneously share information between locations allows specialists to manage more patients’ in separate locations quickly and efficiently. The Ophthalmic PACS system can be completely integrated with our customers existing infrastructure, including image acquisition, image analysis, short- and long-term storage, archiving, disaster recovery, viewing, and monitoring.

        We have also entered into the Electronic Medical Records (“EMR”) and the Enterprise Practice Management (“EPM”) markets. To that end, we signed an agreement on June 30, 2003 with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems Inc. (Nasdaq:QSII), a leading provider of such software platforms to the practitioners market and sale of their products to the ophthalmic market.

        This strategic business alliance diversifies our product portfolio, enabling us to offer a wider variety of products and comprehensive solutions to our customer base of ophthalmology departments and practices. The NextGen® EMR system creates and maintains complete medical records with minimal effort while it streamlines workflow, controls utilization, and manages critical data related to patient care outcomes. The NextGen® EPM system is a complete physician management system that provides a common registration system, enterprise-wide appointment scheduling, referral tracking, clinical support, a custom report writer, and patient financial management based on a managed care model.

(b)	Business of Issuer

Products

         WinStation Systems

        Our WinStation systems and products, delineated by resolution, are primarily used by retina specialists and general ophthalmologists to perform a diagnostic test procedure known as fluorescein angiography. This procedure is used to diagnose and monitor pathology and provide important information in making treatment decisions. Fluorescein angiography is performed by injecting a fluorescent dye into the bloodstream. As the dye circulates through the blood vessels of the eye, the WinStation system, connected to a medical image capture device called a fundus camera, takes detailed images of the patient’s retina. These digital images can provide a “road map” for laser treatment.

        Over the past 40 years, fluorescein angiography has been performed using photographic film, which requires special processing and printing. Our WinStation systems allow for immediate diagnosis and treatment of the patient. Images are automatically transferred to a database and permanently stored on CD-ROM or DVD-ROM. We offer a variety of networking and printer options.

        Our WinStation systems also are used by ophthalmologists to perform indocyanine green (“ICG”) angiography. ICG angiography is a diagnostic test procedure used in the treatment of patients with Age-related Macular Degeneration (“AMD”), a leading cause of blindness afflicting over 5 million people in the United States. ICG angiography, used for approximately 5% of patient angiography, is a dye procedure that can only be performed using a digital imaging system.

         Ophthalmology Office

        We have expanded our offerings in ophthalmic informatics to provide comprehensive solutions for the ophthalmic industry. We provide our own Ophthalmic PACS and recently entered the EMR and EPM markets through a strategic alliance with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems Inc. (Nasdaq:QSII), a leading provider of EMR and EPM software platforms expanding our product portfolio with Ophthalmology Office.

         Digital Slit Lamp Imager (DSLI)

        The DSLI is intended for use by a majority of eye care practitioners, including most ophthalmologists and optometrists, with an emphasis on imaging the front of the eye. Slit lamps are imaging devices used in virtually all-ophthalmic and optometric practices. The DSLI adapts to most slit lamp models and is capable of real-time video capture, database management and archiving.

         Markets

        Having reviewed a broad selection of third party sources, including reports by American Medical Information, we believe there are approximately 16,000 ophthalmologists in the United States and 28,000 ophthalmologists practicing medicine in countries outside the United States. This group has been traditionally divided into two major groups: anterior segment (front of the eye) and posterior segment (back of the eye). Within these groups there are several sub-specialties including medical retina, retina and vitreous, glaucoma, neurology, plastics, pediatric, cataract, cornea and refractive surgery. There are approximately 29,000 practicing optometrists (OD) in the United States, with the preponderance of practicing optometrists worldwide located in the United States.

        The WinStation market consists of current fundus camera owners and anticipated purchasers of fundus cameras suitable for interfacing with our digital imaging system products. We believe there are now over 9,000 fundus cameras in clinical use in the United States with an equal number in the international market. It is estimated that new fundus camera sales fluctuate between 800 and 1,200 units per year at an average per unit selling price of approximately $24,000. Of total cameras worldwide, including new and previously owned, a significant number are suitable to be interfaced with our digital imaging systems.

        We currently know of five manufacturers of fundus cameras. These manufacturers produce a total of 22 models, 9 current and 13 legacy models for which we have designed optical and electronic interfaces for each of them.

        The primary target market for the Ophthalmology Office are the retinal specialists and general ophthalmologists who, combined, number approximately 16,000 in the United States.

        The primary target market for digital angiography systems are retinal specialists who number approximately 2,000 in the United States. Our digital imaging system sales have been driven in this segment by both fluorescein and ICG angiography. We expect the demand for digital angiography to continue, as it is becoming a standard of care. We sell digital angiography systems to the general ophthalmologists, but to a lesser extent. The primary target market for the DSLI product is the ophthalmology market which number approximately 16,000 in the United States.

         Sales, Marketing and Distribution

        We utilize a direct sales force in marketing our products throughout the United States and Canada. At March 31, 2006, our sales and marketing organization consisted of a national sales manager as well as nine territory sales representatives and twelve product specialists located throughout the United States. These regional representatives and product specialists provide marketing, sales, maintenance, installation and training services. We also utilize our own trained contractors to provide certain installation and training services. Additionally, we subcontract service maintenance in several cities in the United States and Canada for routine component replacement.

        Internationally, we utilize ophthalmic distributors that sell our products in various foreign countries. Each country has trained sales and technical service staff for their respective territories. MediVision, our parent and CCS Pawlowski GmbH, an affiliate (“CCS”) serve as the principal distributors of our products in Europe and certain other international markets.

        Under the Distribution Agreement with MediVision, dated as of January 1, 2004, we appointed MediVision to be our exclusive distributor of certain products in Europe, Africa, Israel and India (the “MV Territory”). In return, MediVision agreed, among other things (as confined to the MV Territory), (1) to use its best efforts in promoting, marketing and selling those certain products, (2) to service customers who purchased those certain products from MediVision, (3) to diligently advertise the products, (4) to refrain from manufacturing, distributing or marketing any items which will compete directly with the products, and (5) to provide us with a 12 month forecast of their intended purchases every 12 months. Under the agreement, MediVision must purchase the specified quota of the products. If MediVision fails to satisfy its quota obligation, this constitutes a breach and we may terminate the exclusivity provision. The quota for 2005 was $700,000, which shall increase by at least 10% the next year. For the sale of WinStation products, all distributors, including MediVision, receive a tiered volume discount based on the amount ordered. The agreement, as amended on December 9, 2005, and effective October 1, 2005, increased the discount percentages and are summarized in tabular format below. The initial term of the agreement is for two years, which will be automatically renewed in one year periods. Either party may terminate the agreement with at least 6 months prior written notice. Subject to an addendum between the parties dated December 9, 2005, MediVision purchased amounts include amounts purchased from us by CCS, MediVision’s German subsidiary.

Distribution Agreement with MediVision (1)

Purchase Range	Discount

$0 - $249,999	0%

$250,000 - $499,999	10%

$500,000 - $749,999	20%

$750,000 - $999,999	30%

$1,000,000 and above	40%

(1)     This same volume discount structure is available to all OIS distributors who deal in WinStation products.

        Under the Distribution Agreement with CCS, dated February 14, 2006, we appointed CCS, as our exclusive distributor of certain products in Germany and Austria (the “Territory”). In return, CCS agreed, among other things (as confined to the Territory), (1) to use its best efforts in promoting, marketing and selling the Distribution Products, (2) to service customers who purchased distribution products from CCS, (3) to diligently advertise the Distribution Products, (4) to refrain from manufacturing, distributing or marketing any items which will compete directly with the Distribution Products, and (5) to provide us with a 12 month forecast of their intended purchases every 12 months. Under the agreement, CCS must purchase the specified quota of Distribution Products. If CCS fails to satisfy its quota obligation, this constitutes a breach and we may terminate the exclusivity provision. The initial annual quota is Euro 279,000, all subsequent quotas will be agreed upon between the parties at the beginning of each year. If no quota is agreed upon, the preceding year’s quota will carry forward. For the sale of certain products, CCS will receive a tiered volume discount based on the amount ordered. The discounts are summarized in tabular format below. The initial term is for two years, which will be automatically renewed in one year periods. Either party may terminate the agreement with at least 3 months prior written notice.

Distribution Agreement with CCS

Applicable Dates	Description	Discount

October - December 2005	0-4 WinStation Systems	40%

	5 or more WinStation Systems	42.5%

2006 and 2007, numbers based on	If CCS purchases less than 50% of its DSN2006 or	35%
each calendar year	DSN2007, as applicable, from OIS

	If CCS purchases more than 50% but less than 80%	40%
	of its DSN2006 or DSN2007, as applicable, from OIS

	If CCS purchases more than 80% of its DSN2006 or	42.5%
	DSN2007, as applicable, from OIS

        To promote sales, we prepare brochures, data sheets and application notes on our products, participate in industry trade shows and workshops, and advertise in trade journals, press releases, direct mail solicitations, journal articles, and scientific papers and presentations.

         Manufacturing and Production

        We are primarily a systems integrator with proprietary software, optical interfaces and electronic fundus camera interfaces. Certain components are subcontracted to outside vendors and assembled at OIS. We inventory and assemble components in a 10,200 square foot facility located in Sacramento,

California.     For production of certain components of our products, our manufacturing strategy is to use subcontractors to minimize time and reduce capital requirements.

        We have been audited by the Food and Drug Administration (the “FDA”) and was deemed to conform to Good Manufacturing Practices (“GMP”). We have 510(k)‘s on file for our digital angiography products.

         Components, Raw Materials and Suppliers

        As a systems integrator, a significant number of the major hardware components in our products are procured from sole source vendors. Whenever possible, however, we seek multiple vendor sources from which to procure our components. Moreover, we work closely with our principal component suppliers, such as Dell Computer, MegaVision, Lumenera, and the rest of our vendors to maintain dependable working relationships and to continually integrate into the manufacturing of our products, whenever possible, the most current, proven, pertinent technologies. But, as with any manufacturing concern dependent on subcontractors and component suppliers, significant delays in receiving products or unexpected vendor price increases could adversely affect us.

         Warranties

        We generally provide a 12-month limited warranty for parts, labor and shipping charges in connection with the initial sale of our products. Peripheral products such as monitors, printers and computers also carry the original manufacturer’s warranty.

        In the North American market, in order to ensure quality control and the proper functioning of our products on-site at a doctor’s office, we generally install the system and train the doctor and the doctor’s staff. We also offer service plans for sale to our customers as a supplement to the original manufacturer’s warranties.

         Competition

        The healthcare industry is characterized by extensive research and development efforts and rapid technological change. Competition for products that can diagnose and evaluate eye disease is intense and is expected to increase. With respect to our WinStation products, we are aware of two primary competitors in the United States, which produce and are delivering digital fundus imaging systems in volume, Topcon and Zeiss. In addition, there are a few other small competitors. Both Topcon and Zeiss, however, manufacture fundus cameras and produce angiography products that interface mostly with their own fundus cameras. In contrast, our products interface with different models of fundus cameras from a wide variety of manufacturers. Three other companies are known to have systems in primarily the international market, and the U.S. market to a limited extent, each with small market penetration.

        We are aware of one competitor for the Ophthalmic PACS, which develops a similar solution, but it has minimal market presence.

        We are aware of a few competitors for the EMR/EPM products, namely Allscripts, GE, and A4, which provide solutions for the multi-specialty medical market, including the ophthalmic market and a few smaller competitors, namely HCIT, Eye Doc and Compulink, which provide the EMR/EPM solutions predominantly to the eye care market.

        We are aware of five primary competitors for the DSLI, namely Veatch, MVC, Kowa, Helioasis and Lombart. Additionally, there are approximately four other companies, which manufacture similar systems, but these systems currently have minimal market presence.

        Although we will continue to work to develop new and improved products, many companies are engaged in research and development of new devices and alternative methods to diagnose and evaluate eye disease. Introduction of such devices and alternative methods could hinder our ability to compete effectively and could have a material adverse effect on our business, financial condition and results of operations. Many of our competitors and potential competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we have.

        The NextGen® software products platforms of EPM (Enterprise Practice Management) and EMR (Electronic Medical Records) allows us to broaden our product offerings to the ocular health care industry. Despite this value added reseller, “VAR,” agreement, there is no guarantee that our sales efforts in this endeavor will be successful in the future. Long sales cycles, new sales training requirements and potential resistance to the initial high cost of the software may be among those factors contributing to us not being successful in reselling these products.

        If we do experience any degree of success in reselling these products, our gross margin could be negatively impacted. Our gross margin on the reselling of these products is lower than the majority of the products that we currently market.

         Research and Development

        Our net research and development expenditures in the years ended December 31, 2005 and 2004 were approximately $1,112,000 and $988,000, respectively. We have focused our recent research and development efforts on new digital image capture products. We expect our research and development expenditures to substantially increase. MediVision Medical Imaging Ltd, our parent company (“MediVision”) and other outsourced consultants currently conduct most of the research and development for us.

        MediVision performs our research and development pursuant to a Research and Development Services Agreement dated as of January 1, 2004. Under this agreement, MediVision agreed to use its best efforts to develop a WinStation in accordance with our specifications included therein and our, in turn, agreed to pay, in monthly payments, 112% of MediVision’s research and development costs incurred in connection with developing the WinStation. The initial term of the agreement is for two years, to be automatically renewed for additional 12 month periods unless terminated by either party upon 6 months prior written notice. The agreement is exclusive in that during the effective period we may not receive research and development services relating to the WinStation from other parties without MediVision’s prior written consent. Also under the agreement, MediVision must obtain our written approval prior to incur any new research and development expenses in connection thereunder. Moreover, the parties agreed to render to each other, all reasonable assistance in obtaining any regulatory approvals required in connection with the WinStation or any other results of the research and development services performed under the agreement. The parties also agreed that upon termination, (1) for 12 months, each party must maintain insurance reasonable to cover its liabilities, (2) for 24 months, MediVision agrees not to engage or participate in any business, anywhere in the world, that competes directly with the WinStation or us, unless mutually agreed, (3) for 18 months, we agree not to engage or participate in any business, anywhere in the world, that competes directly with MediVision, unless mutually agreed, and (4) for 12 months, generally, neither party may employ any employees, contractors, or directors of the other party or interfere with the other party’s existing business or customer contracts, unless mutually agreed.

         Patents, Trademarks and Other Intellectual Property

        On June 15, 1993, we were issued United States Letters Patent No. 5,220,360 for “Apparatus and Method for Topographical Analysis of the Retina.” This patent relates to the Glaucoma-Scope(R) apparatus, and methods used by the apparatus for topographically mapping the retina and comparing the mapping to previous mappings.

        Further, although we believe that our products do not and will not infringe on patents or violate proprietary rights of others, it is possible that our existing rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur or be claimed to occur by third parties.

        We have registered trademarks for “AutoMontage” and “Ophthalmology Office.”

        In the event that any of our products infringe patents, trademarks or proprietary rights of others, we may be required to modify the design of such products, change the names under which the products or services are provided or obtain licenses. There can be no assurance that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do any of the foregoing could have a material adverse effect on our business. There can be no assurance that our patents or trademarks, if granted, would be upheld if challenged or that competitors might not develop similar or superior processes or products outside the protection of any patents issued to us. In addition, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent or trademark infringement or proprietary rights violation action. Moreover, if our products infringe patents, trademarks or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

        We also rely on trade secrets, know-how, continuing technological innovation and other unpatented proprietary technology to maintain our competitive position. Certain of the proprietary software, optical interfaces and synchronization modules of our digital imaging systems are largely proprietary and constitute trade secrets, but the basic computer hardware, software and video components are purchased from third parties. No patent applications have been filed with respect thereto. We anticipate aggressively defending our unpatented proprietary technology, although there is no assurance that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets and other proprietary technology.

        We seek to protect our unpatented proprietary technology, in part, through proprietary confidentiality and nondisclosure agreements with employees, consultants and other parties. Our confidentiality agreements with our employees and consultants generally contain industry standard provisions requiring such individuals to assign to us without additional consideration any inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by competitors.

         Government Regulation

        The marketing and sale of our products are subject to certain domestic and foreign governmental regulations and approvals. Pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act (“FDCA”), we are required to file, and have submitted, a pre-marketing notification with the FDA which provides certain safety and effectiveness information concerning our diagnostic imaging systems, including our DSLI. The FDA has approved our pre-marketing notification submittals, thereby granting us permission to market our products, subject to the general controls and provisions of the FDCA. The classification of our products require, among other things, annual registration, listing of devices, good manufacturing practices, labeling and prohibition against misbranding and adulteration. Further, because we are engaged in international sales, our products must satisfy certain manufacturing requirements and may subject us to various filing and other regulatory requirements imposed by foreign governments as a condition to the sale of such products.

        We have registered our manufacturing facility with both the FDA and certain California authorities as a medical device manufacturer and operate such facility under FDA and California requirements concerning Quality System Requirements (“QSR”). As a medical device manufacturer, we are required to continuously maintain our QSR compliance status and to demonstrate such compliance during periodic FDA and California inspections. If the facilities do not meet applicable QSR regulatory requirements, we may be required to implement changes necessary to comply with such regulations.

        Although the FDA has made findings which permit us to sell our products in the marketplace, such findings do not constitute FDA approval of these devices, and we cannot predict the effect that future legislation or regulatory developments may have on our operations. Additional regulations, reconsideration of approvals granted under current regulations, or a change in the manner in which existing statutes and regulations are interpreted or applied may have a material adverse impact on our business, financial condition and results of operations. Moreover, new products and services developed by us, if any, also may be subject to the same or other various federal and state regulations, in addition to those of the FDA.

         Insurance

        We maintain general commercial casualty and property insurance coverage for our business operations, as well as directors and officers insurance, flood insurance, and product liability insurance. As of March 31, 2006, we have not received any product liability claims and are unaware of any threatened or pending claims. To the extent that product liability claims are made against us in the future, such claims may have a material adverse impact on our business.

         Employees

        As of March 31, 2006, we had 55 employees, all of which were full-time. We also engage the services of consultants from time to time to assist us on specific projects in the areas of research and development, software development, regulatory affairs and product services, as well as general corporate administration. Certain of these consultants periodically engage contract engineers as independent consultants for specific projects.

        We have no collective bargaining agreements covering any of our employees, have never experienced any material labor disruption, and are unaware of any current efforts or plans to organize our employees. We consider our relationship with our employees to be good.

         Transactions with Laurus Master Fund, Ltd.

        On September 25, 2003, we entered into a securities purchase agreement with Laurus. Pursuant to this agreement, we sold to Laurus a secured convertible term note in the principal amount of $1,200,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due September 25, 2006, convertible into shares of our common stock at a conversion price of $1.07 per share. Interest is payable at our option in cash or shares of common stock. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated September 25, 2003 between us and Laurus.

        Additionally, we issued a warrant to Laurus to purchase 375,000 shares of our common stock at exercise prices ranging between $1.23 and $1.61 per share. Laurus may exercise the warrant through September 25, 2010.

        On November 26, 2003 we registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated September 25, 2003 between the registrant and the purchaser.

        As of June 12, 2006 we had no principal outstanding and payable to Laurus under this secured convertible term note.

        On April 27, 2004, we entered into a securities purchase agreement with Laurus. Pursuant to this agreement, we sold to Laurus a secured convertible term note in the principal amount of $1,000,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due April 27, 2007, convertible into shares of our common stock at a conversion price of $1.22 per share. Interest is payable at our option in cash or shares of common stock. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated April 27, 2004 between us and Laurus.

        Additionally, we issued a warrant to Laurus to purchase 313,000 shares of our common stock at exercise prices ranging between $1.40 and $1.83 per share. Laurus may exercise the warrant through April 27, 2009.

        On June 22, 2004 we registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated April 27, 2004 between the registrant and the purchaser.

        As of June 12, 2006 we had no principal outstanding and payable to Laurus under this secured convertible term note.

DESCRIPTION OF PROPERTY

        We lease under a noncancelable triple net lease expiring in June 2007, approximately 10,200 square feet of office, manufacturing and warehouse space in Sacramento, California. We also lease an approximately 200 square foot sales office in Simsbury, Connecticut on a month-to-month basis. We believe that our existing facilities are suitable and adequate to meet our current needs. We pay minimum monthly lease payments, with respect to these properties, in the aggregate of approximately $9,200. Our management believes our existing leased facilities are adequately covered by insurance. We have no current plans to significantly renovate, improve or develop any of our leased facilities. We do not have, and do not foresee acquiring, any real estate or investments in real estate, and are not engaged in any real estate activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

         General

        To date, we have designed, developed, manufactured and marketed ophthalmic digital imaging systems and informatics solutions and have derived substantially all of our revenues from the sale of such products. The primary target market for our digital angiography systems and related products has been retinal specialists and general ophthalmologists.

        In October 2001, MediVision, our parent company, signed an agreement to acquire a minority interest by Agfa Gevaert N.V. thus creating an alliance for joint development and marketing of an integrated, digital Ophthalmology PACS solution. These marketing efforts are anticipated to be implemented first in the US market, and are to include efforts by us. The extent and focus of future research and development efforts will depend, in large measure, on direction from MediVision, including potential collaborative projects between us and MediVision.

        In June 2003, we signed a licensing agreement with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems, Inc. Under the terms of the agreement, we are a value added reseller of two computer-based practice management and medical records products: NextGen® Electronic Medical Records (EMR) and NextGen® Enterprise Practice Management (EPM).

        This strategic business alliance diversifies our product portfolio, enabling us to offer a wider variety of products and comprehensive solutions to our customer base of ophthalmology departments and practices. The NextGen® EMR system creates and maintains complete medical records with minimal effort while it streamlines workflow, controls utilization, and manages critical data related to patient care outcomes. The NextGen® EPM system is a complete physician management system that provides a common registration system, enterprise-wide appointment scheduling, referral tracking, clinical support, a custom report writer, and patient financial management based on a managed care model.

        In May 2003, we entered into a $150,000 line of credit agreement with our bank. Our line is secured by a pledged investment with the bank equal to the amount of the line of credit. The interest charged on the line of credit is at the prime rate and is due monthly. Advances on the line of credit mature on September 10, 2008.

        In September 2003, we entered into a $1,200,000 debt agreement with Laurus in the form of a three-year convertible note with a fixed coupon price of 6.5% per annum. The convertible note may be converted by Laurus into our common stock at a fixed conversion price of $1.07. We also issued seven-year warrants to Laurus to purchase 375,000 shares of Common Stock at exercise prices ranging between $1.23 and $1.61 per share. On January 24, 2006, we re-paid all amounts outstanding under this convertible note.

        In April 2004, we entered into a $1,000,000 debt agreement with Laurus in the form of a three-year convertible note with a fixed coupon price of 6.5% per annum. The convertible note may be converted by Laurus into our common stock at a fixed conversion price of $1.22. We also issued five-year warrants to Laurus to purchase 313,000 shares of our common stock at exercise prices ranging between $1.40 and $1.83 per share. On January 20, 2006, Laurus converted all amounts outstanding under this convertible note into 528,082 shares of our common stock.

        On December 28, 2004, we entered into an investment agreement with Dutchess Private Equities Fund II, LP (“Dutchess”) providing for an equity line of credit. Pursuant to the investment agreement, Dutchess has agreed to provide us with up to $9,000,000 of funding during the thirty-month period beginning on the date that the registration statement we agreed to file providing for the resale of the shares of common stock issuable under the investment agreement is declared effective by the Securities and Exchange Commission (the “SEC”). During this thirty-month period, we may request a drawdown under the investment agreement by selling shares of our common stock to Dutchess, and Dutchess will be obligated to purchase the shares. We are under no obligation to request any drawdowns under the investment agreement.

        The amount that we can request in any drawdown notice is (A) up to 200% of the average daily volume of our common stock for the ten trading days prior to the date of the drawdown notice multiplied by the average of the three daily closing best bid prices for the common stock immediately preceding the date of the drawdown notice or (B) $100,000; provided that we may not request more than $1,000,000 in any single drawdown. As of June 12, 2006, our registration statement was not declared effective; accordingly, no drawdowns have been made.

        At March 31, 2006, we had stockholders’ equity of $5,808,629 and our current assets exceeded our current liabilities by $5,509,669.

        There can be no assurance that we will be able to achieve or sustain significant positive cash flows, revenues or profitability in the future.

         MediVision Transactions

        From August 2000 through July 1, 2001, we executed several promissory notes in favor of MediVision, an Israeli corporation and majority shareholder in our company. The Short-Term Note had a maximum principal balance of $260,000 available, while the Working Capital Funding Agreement and Amendment No.1 to this agreement provided an additional funding of $2,500,000. Both Notes and the Amendment bear interest at the rate of 9.3% per annum and are secured by all of our assets. The principal amount outstanding, together with any and all accrued interest on the Working Capital Note and Amendment, was payable by August 31, 2003, except that MediVision may, at its option, at any time convert any amount of principal and interest then outstanding into shares of our common stock at a conversion price of $.80 per share on the Working Capital Note and $0.185 per share on the Amendment No.1 to the Working Capital Note. In May 2003, we entered into Amendment No. 2 to the Working Capital Funding Agreement and the Short Term Note with MediVision whereby the repayment terms on the debt were extended on all principal and interest due until January 1, 2005. As a result of cash payments and product shipments to MediVision discussed below, the principal and interest was paid during the first quarter of 2004. In June 2003, MediVision exercised its option, as stipulated in the Working Capital Funding Agreement, Amendment No. 1, to convert $1,150,000 of principal and interest at a conversion price of $0.185 per share into 6,216,216 shares of common stock.

        In March 2004, our Board of Directors approved a line of credit to MediVision of $1,000,000 at 9.3% interest for two years. In January 2005, our Board of Directors approved an additional loan advance of $150,000 for a 30-day term.

        On March 2, 2005, we entered into a Loan and Security Agreement and Promissory Note with MediVision (the “Loan Agreement”) whereby we agreed to loan MediVision up to $2,000,000. The Loan Agreement incorporated the $1,150,000 previously approved by our Board of Directors. Under the agreement, interest is 7.25% per annum and was paid on February 28, 2006, along with all outstanding principal due at that date. The Promissory Note was secured by 2,409,000 shares of our common stock owned by MediVision. The number of shares was based on the average closing price of our common stock during the last ten (10) business days of February 2005, which was $1.11, discounted by 25%. In the event that MediVision were to sell any shares of our stock it owns during the period of the agreement, a minimum of 50% of the proceeds from such sales would be required to be paid to us to reduce the outstanding amount owed. On July 28, 2005, we and MediVision entered into an amendment to the Loan Agreement whereby MediVision repaid $1,000,000 to us, decreasing the agreed upon loan of $2,000,000 to $1,000,000 and the amount of shares securing the loan was decreased by 1,204,500 shares.

        In August 2002, our Board of Directors, at MediVision’s request, authorized us to guarantee and/or provide security interests in our assets for certain of MediVision’s loans with financial institutions, on the maximum aggregate amount of approximately $1,900,000. In August 2002, MediVision subordinated to the financial institutions its security position in our assets, which had been granted in consideration of loans to us from MediVision. In December 2002, our Board of Directors approved our issuance of two debentures in favor of the financial institutions to act as security for the debt of MediVision, which debentures were secured by a first lien on all of our assets. Such debentures and lien were signed in December 2002. The purpose of both debentures was to guarantee and/or provide a security interest for certain debts and liabilities of MediVision. On July 20, 2005, we replaced the existing debentures and lien in favor of the banks that we issued in an aggregate amount of up to $1,900,000, with a new debenture and lien in an aggregate amount of up to $2,000,000. One of the terminated debentures was issued in favor of United Mizrahi Bank Ltd. and the other terminated debenture was issued in favor of Bank Leumi Le-Israel. In lieu of the terminated debentures, we entered into a new Secured Debenture (the “Debenture”) in favor of United Mizrahi Bank Ltd., in an amount of up to $2,000,000 (plus interest, commissions and all expenses). Under the terms of the Debenture, we guarantee the payment of all of the debts and liabilities of MediVision to United Mizrahi Bank. The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 shares of our common stock it owns to us in order to secure the Debenture. The number of shares securing the Debenture is comprised of the 1,204,500 shares previously securing the promissory note under the Loan Agreement to cover $1,000,000 and 1,141,000 shares of our common stock (based on the average closing price of our common stock during the last ten (10) business days of February 2005, which was $1.17, discounted by 25%) to cover the second $1,000,000. The amount owed to the financial institutions by MediVision and secured by us as of June 12, 2006 was approximately $2,000,000.

        As a result of the amendments to the Loan Agreement and the Debenture, the total number of shares securing the promissory note under the Loan Agreement and the Debenture, is 3,550,000 out of the 9,420,851 shares of our common stock owned by MediVision as of June 12, 2006.

        On July 28, 2005, pursuant to the aforementioned Debenture signed by us, MediVision executed the amended Loan Agreement and paid back $1,000,000 of the loan from us; reducing the amount MediVision owed us on the promissory note to $955,558. On September 20, 2005, pursuant to a Common Stock Purchase Agreement, dated as of September 16, 2005, between MediVision and Meadowbrook Opportunity Fund LLC, MediVision sold 400,000 shares of our common stock to Meadowbrook Opportunity Fund LLC at a price of $1.20 per share. MediVision used $240,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $717,556, plus accrued interest under the loan. On December 8, 2005, MediVision sold 310,000 shares to the clients of an institutional investor at the price per share of $1.45. MediVision used $225,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $492,556, plus accrued interest under the loan. On February 14, 2006, MediVision sold 1 million shares of our common stock to Wasatch Advisors, Inc. at the market price of $1.80 per share. MediVision used $492,556 of the proceeds from this sale to repay the remaining principal balance of the aforementioned loan to us.

        Pursuant to a Common Stock Purchase Agreement dated as of June 1, 2004 between MediVision and S2 Partners LP, MediVision sold 550,000 shares of our common stock to S2 Partners LP at a price of $1.35 per share. On June 23, 2004, MediVision, through Nollenberger Capital Partners Inc. acting as its agent, sold an additional 500,000 shares of our common stock at a price of $1.38 per share.

        As a result of the foregoing transactions, on December 31, 2005 and June 12, 2006, MediVision owned approximately 67% and 59%, respectively, of our outstanding common stock.

         New Financial Accounting Pronouncements

         Financial Accounting Pronouncement SFAS 123(R)

        In December 2004 the FASB issued Statement Number 123 (revised 2004) (SFAS 23 (R)), Share-Based Payments. SFAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. We are required to apply SFAS 123 (R) on a modified prospective method. Under this method, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, we may elect to adopt SFAS 123 (R) by restating previously issued financial statements, basing the expense on that previously reported in their pro forma disclosures required by SFAS 123. SFAS 123 (R) is effective for the first reporting period beginning after June 15, 2005. For companies filing under Regulation S-B,

SFAS 123 (R) is effective the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for us will be the first quarter of the year ending December 31, 2006. We anticipate adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Management has not completed its evaluation of the effect that SFAS 123 (R) will have, but believes that the effect will be consistent with our previous pro forma disclosures.

         Financial Accounting Pronouncement SFAS 151

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as current period charges. Further, SFAS 151 requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS 151 is effective for inventory costs incurred beginning in the first quarter of 2006. We are currently evaluating the effect of SFAS 151 on our financial statements and related disclosures.

         Financial Accounting Pronouncement SFAS 154

        On June 7, 2005, the FASB issued Statement No. 154 (SFAS 154), Accounting Changes and error Corrections – a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS no. 3, Reporting Accounting Changes in Interim Financial Statements. Under the provisions of SFAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods’ financial statements unless it would be impractical to do so. SFAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period’s net income the cumulative effect of the change. SFAS 154 also makes a distinction between “retrospective application” of a change in accounting principle and the “restatement” of financial statements to reflect the correction of an error. The provisions of SFAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Our management does not expect the adoption of this standard to have a material impact on our financial position or results of operations.

         Selected Financial Data

        The following selected financial data as of and for the years ended December 31, 2005 and 2004 is derived from our consolidated financial statements that have been audited by Perry-Smith LLP, Independent auditors. Our financial statements for the three-month periods ended March 31, 2006 and March 31, 2005 are unaudited. However, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation have been made. Interim results are not necessarily indicative of the results of operations to be expected for a full fiscal year. This financial data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Prospectus and with Management’s Discussion and Analysis of Results of Operations and Financial Condition, which follows.

	THREE MONTHS ENDED MARCH 31, UNAUDITED		YEARS ENDED DECEMBER 31,
	2006	2005	2005	2004
Statement of Operations Data:

Net revenues	$3,650,693	$2,995,270	$13,650,507	$11,293,592
Cost of sales	1,564,157	1,288,259	5,766,883	4,793,518

Gross profit	2,086,536	1,707,011	7,883,624	6,500,074
Operating expenses:
Sales and marketing	844,417	760,857	3,439,046	2,907,844
General and administrative	367,035	312,996	1,442,959	1,205,765
Research and development	365,907	242,408	1,112,023	987,769

Total operating expenses	1,577,359	1,316,261	5,994,028	5,101,378

Income from operations	509,177	390,750	1,889,596	1,398,696
Interest and other expense, net	(24,301)	(52,590)	(187,342)	(252,100)

Net income before taxes	484,876	338,160	1,702,254	1,146,596
Income tax benefit (expense)		(4,000)	53,000	558,000

Net income	$484,876	$334,160	$1,755,254	$1,704,596

Basic net income per share	$0.03	$0.02	$0.12	$0.12
Shares used in the calculation of basic
net income per share	15,889,164	15,041,141	15,205,689	14,771,112
Diluted net income per share	$0.03	$0.02	$0.11	$0.11

Shares used in the calculation of
diluted net income per share	17,494,969	16,318,728	16,530,277	15,772,214

Statement of Cash Flows Data:
Net cash provided by operating
activities	$1,086,338	$348,543	$1,807,858	$1,116,940

Net cash used in investing activities	(20,183)	(6,800)	(33,500)	(22,625)
Net cash provided (used in) by
financing activities	436,390	(240,607)	176,038	(376,039)
Net increase in cash and cash
equivalents	$1,502,545	$101,136	$1,950,396	$718,276

Comparison of Three Months Ended March 31, 2006 to Three Months Ended March 31, 2005

Revenues

        Due to continued increases in installation activity, we have elected to classify installation income within our revenues, versus a net effect within sales and marketing expenses. We reclassified the respective 2005 amounts of $155,245 for the first quarter ended March 31, 2005 for comparative purposes.

        Our revenues for the first quarter ended March 31, 2006 were $3,650,693 ($3,440,945 without installation revenue), representing a 22% increase from revenues of $2,995,270 ($2,840,025 without installation revenues) for the first quarter ended March 31, 2005. The increase in revenues is due primarily to higher revenues generated from the digital angiography systems and informatics products. Digital angiography systems and informatics products accounted for approximately 87% and 85% of our revenue for the first quarters of 2006 and 2005, respectively. Service revenues accounted for approximately 13% and 15% of our revenue for the first quarters of 2006 and 2005, respectively. Revenues from sales of our products to MediVision were approximately $111,000 during the three-month period ended March 31, 2006 and $267,000 for the comparable three-month period ending March 31, 2005.

Gross Margins

        Gross margins were approximately 57% during the first quarter ended March 31, 2006 and March 31, 2005. The changed presentation in connection with presenting installation income within our revenues, versus a net effect within sales and marketing expenses, resulted in a decrease in gross margins for both quarters. We anticipate that our gross margins will decrease, as our sales of the Ophthalmology Office software products become more significant because the gross margins associated with such sales are lower than the majority of the products that we currently market.

Sales and Marketing Expenses

        The changed presentation of installation income within our revenues, versus a net effect within sales and marketing expenses, resulted in a change in sales and marketing expenses. We reclassified the respective 2005 amounts for comparative purposes.

        Sales and marketing expenses accounted for approximately 23% of total revenues during the first quarter of fiscal 2006 as compared to approximately 25% during the first quarter of fiscal 2005. Actual expense levels increased to $844,417 ($828,528 before the installation change) during the first quarter of 2006 versus $760,858 ($728,004 before the installation change) during the first quarter of 2005. The primary contributing factors to the increased expenses were new hires to the sales force and higher commissions associated with higher revenue levels.

General and Administrative Expenses

        General and administrative expenses were $367,035 in the first quarter of fiscal 2006 and $312,996 in the first quarter of fiscal 2005. Such expenses accounted for approximately 10% of revenues during the first quarter of 2006 and 2005. The increased expenses were the result of increases in sales return reserve requirements and special committee expenses, offset by a decrease in legal expenses due to the reimbursement of legal fees related to the JDI lawsuit.

Research and Development Expenses

        Research and development expenses were $365,907 in the first quarter of fiscal 2006 and $242,408 in the first quarter of fiscal 2005. Such expenses accounted for approximately 10% and 8% of revenues during the first quarter of 2006 and 2005, respectively. We have been and will continue to focus our research and development efforts on new digital image capture products. We expect our research and development expenditures to increase substantially. Outside consultants and MediVision currently conduct most of our research and development.

Interest and Other Expense, net

        Interest and other expenses were $24,301 during the first quarter of fiscal 2006 versus $52,590 during the first quarter of fiscal 2005. These amounts were comprised principally of interest expenses, mainly associated with the convertible loans from Laurus with financing arrangements provided to certain of our customers in connection with sales of our products.

Net Income

        We recorded net income of $484,876, or $0.03 per share basic and diluted earnings, for the first quarter ended March 31, 2006 as compared to net income of $334,160 or $0.02 per share basic and diluted earnings for the first quarter ended March 31, 2005.

Balance Sheet

        Our assets increased by $574,392 during first quarter of fiscal 2006 as compared to the last quarter of fiscal 2005. There was a substantial increase in cash and equivalents of $1,502,545 and inventory of $443,918, offset by a substantial decrease in accounts receivable of $887,770 and the repayment of the note receivable from MediVision of $583,484. The increase in inventory is due to the back-out of a few sales at quarter-end that we were not able to recognize according to generally accepted accounting principles (“GAAP”). The large decrease in accounts receivable was due to the streamlining and increase in efficiency in our collection efforts. Our liabilities decreased by $274,189 mainly due to the pay-off, and conversion, of our notes to Laurus Master Fund. Our stockholders’ equity increased by $1,184,430 due to net income, and the conversion of part of our notes payable to Laurus Master Fund into common stock.

Liquidity and Capital Resources

        Our operating activities generated cash of $1,086,338 during the three months ended March 31, 2006 as compared to $348,543 in the three months ended March 31, 2005. The cash generated from operations during the first three months of 2006 was principally from net income, accounts receivable, and customer deposits for the period. Compensation expense related to FAS123R was $9,494 for the first three months of 2006. The cash generated from operations during the first three months of 2005 was principally from net income for the period.

        Cash used in investing activities was $20,183 during the first three months of 2006 as compared to $6,800 during the first three months of 2005. Our investing activities consisted of minor purchases of software and equipment. We anticipate continued near-term capital expenditures in connection with our ongoing efforts to upgrade our existing management information and corporate communication systems. We anticipate that related expenditures, if any, will be financed from our cash flow from operations or other financing arrangements available to us, if any.

        We generated cash in financing activities of $436,390 during the first three months of fiscal 2006 as compared to using cash of $240,607 during the first three months of fiscal 2005. The cash generated in financing activities during the first three months of 2006 and 2005 was principally from proceeds on the note receivable from MediVision, offset by repayments of the debt to Laurus.

        As of March 31, 2006, the note receivable from MediVision is fully repaid.

        On March 31, 2006 our cash and cash equivalents were $5,443,251. Management anticipates that additional sources of capital beyond those currently available to us may be required to continue funding for research and development of new products and selling and marketing related expenses for existing products.

        We will continue to evaluate alternative sources of capital to meet our growth requirements, including other asset or debt financing, issuing equity securities and entering into other financing arrangements. There can be no assurance, however, that any of the contemplated financing arrangements described herein will be available and, if available, can be obtained on terms favorable to us.

         Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

         Revenues

        We decided to present installation income within our revenues, versus a net effect within sales and marketing expenses. We reclassified the respective 2004 amounts for comparative purposes.

        Our revenues for the year ended December 31, 2005 were $13,650,507 ($13,013,510 without installation revenue) representing an increase of approximately 21% from revenues of $11,293,592 ($10,818,379 without installation revenues) for the year ended December 31, 2004. The increased revenues for 2005 include revenues from Winstation sales, including installation, Ophthalmology Office sales, and service revenues. Digital angiography systems and Ophthalmology Office products accounted for approximately 86% and 89% of our total revenues during 2005 and 2004, respectively. Service revenue for the years ended 2005 and 2004 accounted for approximately 14% and 11% of our total revenues, respectively. The increased revenues in 2005 reflect the impact of a number of factors discussed in further detail below.

         Gross Margins

        The changed presentation in connection with presenting installation income within our revenues, versus a net effect within sales and marketing expenses, resulted in a decrease in gross margins from approximately 60% to 58% in fiscal 2005 and 2004, respectively. We anticipate that our gross margins will decrease as our sales of the Ophthalmology Office software products become more significant, since the gross margins associated with such sales are lower than the majority of the products that we currently market.

         Sales and Marketing Expenses

        The changed presentation of installation income within our revenues, versus a net effect within sales and marketing expenses, resulted in a change in sales and marketing expenses. We reclassified the respective 2004 amounts for comparative purposes.

        Sales and marketing expenses accounted for approximately 25% of total revenues during fiscal 2005 and 26% during fiscal 2004. Sales and marketing expenses were $3,439,046 ($3,373,529 with net installation) during fiscal 2005, representing an increase compared to sales and marketing expenses of

$2,907,844 ($2,936,100 with net installation) in fiscal 2004. The increase in sales and marketing expenses were primarily the result of increased commissions from increased sales, increased marketing tradeshow expenses, and the hiring of two new sales representatives.

         General and Administrative Expenses

        General and administrative expenses accounted for approximately 11% of total revenues during both fiscal 2005 and 2004. Expense levels increased to $1,442,959 during fiscal 2005, representing an increase of approximately 20% compared to expenses of $1,205,765 during fiscal 2004. Increased general and administrative expenses were primarily the result of increased legal expenses.

         Research and Development Expenses

        Research and development expenses increased by approximately 13% to $1,112,023 during 2005 from $987,769 during 2004. Such expenses accounted for approximately 8% and 9% of total revenues during fiscal 2005 and fiscal 2004, respectively. During 2005, we focused our research and development efforts on new digital image capture products. We expect our research and development expenditures to increase substantially. Outside consultants and MediVision currently conduct our research and development.

         Other Expense, net

        Other expenses were $187,342 during 2005 compared to $252,100 during 2004. These amounts were comprised of interest expense associated with the convertible notes to Laurus, and financing arrangements provided to certain customers in connection with sales of our products, interest income related to the note receivable with MediVision, and debt financing amortization of costs associated with the set-up of the Laurus convertible notes.

         Income Taxes

        At December 31, 2005 and 2004, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would not likely be realized. Due to our limited history of profitable operations, management recorded a valuation allowance of $2,100,000 and $2,504,000 at December 31, 2005 and 2004, respectively. The amount of the valuation allowance will be adjusted in the future if management determines that it is more likely than not the deferred assets will be realized.

        At December 31, 2005, we had a net operating loss carryover of approximately $3,346,000 for federal income tax purposes, which expires between 2007 and 2020, and a net operating loss carryforward of approximately $284,000 for California state income tax purposes, which expires through 2010. The State of California suspended the application of net operating losses for the 2002 and 2003 fiscal years and extended the carry forward period two years. Federal tax credit carryforwards of approximately $175,000 will begin to expire in 2007. Due to changes in ownership, which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result, a portion of these loss and credit carryovers may expire without being utilized.

         Net Income

        We reported net income of $1,755,254, or $0.12 basic earnings per share and $0.11 diluted earnings per share during 2005, compared to net income of $1,704,596, or $0.12 basic earnings per share and $0.11 diluted earnings per share during 2004. Earnings per share is calculated in accordance with Financial Accounting Standards No. 128 (see Note 1 of Notes to Financial Statements included in this prospectus).

        The results of operations for 2005 reflect the positive impact of our ongoing attention and resources to core marketing, selling, corporate operations and cost reduction measures. Growing sales of our digital angiography products and informatics solutions reflect the market’s acceptance of these products and the ongoing quality improvements to products to meet customers’ requirements. There can be no assurance, however, that there will be continued market acceptance of our products or that any continued market acceptance will result in significant future unit sales or revenue contribution.

         Export Sales

        Revenues from sales to customers located outside of the United States accounted for approximately 9% and 11% of our net sales for 2005 and 2004, respectively. Sales to MediVision, included in these totals, accounted for approximately 63% or $786,000 and 57% or $744,000 for 2005 and 2004, respectively.

         Seasonality

        Our most effective marketing tool is the demonstration and display of our products at the annual meeting of the American Academy of Ophthalmology held during the fall of each year, with a significant amount of our sales orders generated during or shortly after this meeting. Accordingly, we expend a considerable amount of time and resources during the fourth quarter of our fiscal year preparing for this event.

SELLING SECURITY HOLDERS

        Laurus Master Fund, Ltd. (“Laurus”) may sell, from time to time under this prospectus, up to an aggregate of 2,473,201 shares of our common stock, including, (1) in connection with a private placement transaction on April 27, 2004 with Laurus, 979,673 shares issued upon conversion of the principal and interest on the 2004 Laurus Note, and up to 313,000 shares issuable to Laurus under the exercise of the 2004 Laurus Warrant and (2) in connection with a private placement transaction on September 25, 2003 with Laurus, 805,528 shares issued upon conversion of the principal of and interest on the 2003 Laurus Note and up to 375,000 shares of our common stock issuable upon the exercise of the 2003 Laurus Warrant. The 2004 Laurus Note was partially converted into shares of our common stock at a fixed conversion price of $1.22 per share and we repaid the remaining balance. The 2003 Laurus Note was partially converted into shares of our common stock at a fixed conversion price of $1.07 per share and we have repaid the remaining principal balance. The exercise prices of the 2004 Laurus Warrant range between $1.40 and $1.83 per share and the exercise prices of the 2003 Laurus Warrant range between $1.24 and $1.61.

        MediVision Medical Imaging Ltd. may sell, from time to time under this prospectus, pursuant to Amendment No. 1 to the Working Capital Funding Agreement, up to 4,050,000 shares of our common stock acquired by MediVision in June 2003 pursuant to the conversion of $1,150,000 of outstanding principal and accrued interest under a promissory note held by MediVision into 6,216,216 shares of our common stock at a conversion price of $0.185 per share. This prospectus covers the resale of 4,050,000 of such shares of common stock held by MediVision.

        Pursuant to the Common Stock Purchase Agreement, dated as of June 1, 2004 between S2 Partners, LP and MediVision, S2 Partners, LP purchased 550,000 shares of our common stock from MediVision at a price per share of $1.35. S2 Partners, LP may sell, from time to time under this prospectus up to 550,000 shares of our common stock.

        Meadowbrook Opportunity Fund LLC purchased from MediVision 400,000 shares of our common stock at a price per share of $1.20 pursuant to a Common Stock Purchase Agreement dated as of September 16, 2005 between Meadowbrook Opportunity Fund LLC and MediVision. Meadowbrook Opportunity Fund LLC may sell, from time to time under this prospectus, up to 400,000 shares of our common stock. The following table sets forth, to our knowledge, certain information about the selling security holders as of March 31, 2006. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon conversion of the note and upon exercise of the warrant held by the holder that are currently convertible or are exercisable or convertible or exercisable within 60 days after the date of the table are deemed outstanding.

        To our knowledge, Laurus has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC. The address for Messrs. David Grin and Eugene Grin is 825 Third Avenue, 14th Floor, New York, New York 10022. Laurus has not held nor had any material relationship with us within the past three years.

        To our knowledge, the members of the Board of Directors of MediVision hold the voting and investment power with respect to our shares of common stock beneficially owned by MediVision. The members of MediVision’s Board of Directors are Jonathan Adereth, Noam Allon, Doron Maor, Marc De

Clerck, Professor Michael Belkin and Orna Bar-David. As of June 12, 2006, MediVision, our majority shareholder, beneficially owns 9,420,851 shares of our common stock, which comprises approximately 59% of our total issued and outstanding shares of common stock. Gil Allon, a member of our Board of Directors since August 2000, has acted in the capacity of our Chief Executive Officer since August 2000. Mr. Allon is also a member of the Compensation, Option and Nomination Committees of our Board of Directors. Mr. Allon has served as the Vice President and Chief Operating Officer of MediVision from June 1993 until August 2000. Mr. Allon also served as a member of the Board of Directors of MediVision from June 1993 through December 31, 2004. Gil Allon also owns 542,256 shares of common stock of MediVision, which is equal to approximately 8% of MediVision’s issued and outstanding shares. Ariel Shenhar, a member of our Board of Directors since August 2000, our Vice President and Chief Financial Officer since July 2002, and has served as our Secretary since August 2002. Mr. Shenhar has also served as a member of the Board of Directors of MediVision from August 1994 through December 2004 and as its Vice President and Chief Financial Officer from January 1997 through May 2005. Ariel Shenhar also owns 49,568 shares of common stock of MediVision, which is equal to approximately 1% of MediVision’s issued and outstanding shares. Jonathan Adereth, our Chairman of the Board of Directors from August 2000 through December 31, 2004, has served as a member of the Board of Directors of MediVision since July 1999. Noam Allon, a member of our Board of Directors from August 2000 through December 31, 2004, has served as the President, Chief Executive Officer and a member of the Board of Directors of MediVision from June 1993. Noam Allon also owns 542,256 shares of common stock of MediVision, which is equal to approximately 8% of MediVision’s issued and outstanding shares. MediVision serves as the principal distributor of our products in Europe and certain other international markets and we also outsource our research and development activities to MediVision. See Note 6 to the Notes to our financial statements for the twelve months ended December 31, 2005 for more information with respect to our relationship with MediVision.

        To our knowledge, Walrus Partners, LLC, the general partner of S2 Partners, LP, has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it. R. Russell Last and Walter C. Ramsley are the principals of Walrus Partners, LLC. The address for Messrs. R. Russell Last and Walter C. Ramsley is c/o Walrus Partners, LLC, 8014 Olson Memorial Highway, #232, Golden Valley, Minnesota 55427. S2 Partners, LP has not held nor had any material relationship with us within the past three years.

        To our knowledge, Meadowbrook Capital Opportunity Fund LLC has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it except that Meadowbrook Capital Management LLC may be deemed a control person of the shares owned by Meadowbrook Capital Opportunity Fund LLC. Michael Ragins and Evan Greenberg are the principals of Meadowbrook Capital Management LLC. The address for Messrs. Michael Ragins and Evan Greenberg is c/o Meadowbrook Capital Management LLC, 520 Lake Cook Road, Suite 690, Deerfield, Illinois 60015. Meadowbrook Capital Opportunity Fund LLC has not held nor had any material relationship with us within the past three years. As of June 12, 2006, a total of 16,085,652 shares of our common stock were outstanding. The following table sets forth information as of that date regarding the beneficial ownership of our common stock both before and immediately after the offering. Actual ownership of the shares is subject to conversion of the convertible notes and exercise of the warrants.

        The terms of the convertible notes and warrants issued to Laurus whose underlying shares of common stock are included for resale under this prospectus prohibit conversion of the notes or exercise of the warrants to the extent that conversion of either or both of the notes and exercise of either or both of the warrants would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us. Also, this limitation does not preclude the holder from converting or exercising the notes or warrants and selling shares underlying the notes or warrants in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount.

        The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling security holders described below.

	Shares Beneficially Owned Prior to Offering						Shares Beneficially Owned After the Offering (1)
Name of Beneficial Owner	Number		% of Class		Shares Being Offered		Number	% of Class

Laurus Master Fund, Ltd.	720,998	(2)(3)	4	.3% (3)	2,473,201	(2)	*0	0

MediVision Medical Imaging Ltd.	9,420,851		58.6%		4,050,000		5,370,851	32.0%

S2 Partners, LP	1,005,900		6.3%		550,000		455,900	2.7%

Meadowbrook Opportunity Fund LLP	287,500		1.8%		400,000		*0	0

_________________

*	Since prior registration, the amount of shares owned and/or can possibly own has decreased, leaving a negative amount

(1)	Assumes all shares being offered by the selling security holders are sold.

(2)	Includes 32,998 shares issuable upon conversion of the principal of and interest on the 2004 Laurus Note, up to 313,000 shares of our common stock issuable upon the exercise of the 2004 Laurus Warrant and up to 375,000 shares of our common stock issuable upon the exercise of the 2003 Laurus Warrant.

(3)	Assumes exercise of all of the warrants.

PLAN OF DISTRIBUTION

        The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of our common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares: ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resales by the broker-dealer for its own account; an exchange distribution in accordance with the rules of the applicable exchange; privately negotiated transactions; broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share; a combination of any of these methods of sale; or any other method permitted by applicable law.

        The sale price to the public may be: the market price prevailing at the time of sale; a price related to the prevailing market price; at negotiated prices; or a price the selling security holders determines from time to time.

        Laurus has agreed, pursuant to securities purchase agreements between us and Laurus, that Laurus or any of its affiliates and investment partners will not and will not cause any person or entity, directly or indirectly, to engage in “short sales” of our common stock for as long as the convertible note is outstanding. “Short sales” are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller’s control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

        The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

        The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If the selling security holders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares. Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The selling security holders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. To our knowledge, no selling security holder has entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If the selling security holders inform us that that they entered into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

        The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        Ophthalmic Imaging Systems is required to pay all fees and expenses incident to the registration of the shares and has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

        Darma Plus, Inc. d/b/a Draper & Associates acted as placement agent in connection with the transactions with Laurus and received cash fees totaling $34,000.

DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of 35,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share. As of June 12, 2006, we had 16,085,652 shares of common stock outstanding and no shares of preferred stock outstanding. The following is a summary description of our capital stock.

         Common Stock

        The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board of directors may from time to time determine, subordinate to any preferences that may be granted to the holders of preferred stock. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote.

        The common stock is not entitled to preemptive rights and may not be redeemed or converted. Upon our liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after payment of all of our debts and liabilities and fulfillment of the rights of any outstanding class or series of preferred stock that has priority to distributed assets. The rights of holders of common stock are subordinate to those of holders of any series of preferred stock.

        All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders may be diluted.

         Preferred Stock

        Preferred stock may be issued from time to time in one or more series, and our board of directors, without action by the holders of common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors, without shareholder approval, can issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. The issuance of shares of preferred stock could adversely affect the voting power of the holders of common stock and could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.

        Preferred stock can be used as an anti-takeover measure. The board of directors has exclusive discretion to issue preferred shares with rights that may trump those of its common stock. The board of directors could use an issuance of preferred stock with dilutive or voting preferences to delay, defer or prevent common stock shareholders from initiating a change in control of our company or reduce the rights of common shareholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of our common stock.

         Secured Convertible Term Note Issued on September 25, 2003

        On September 25, 2003, we issued to Laurus the 2003 Laurus Note. The secured convertible term note in the principal amount of $1,000,000 had a maturity date of September 25, 2006 and bore interest at the rate of six and one-half percent (6.5%) per annum. Interest was payable monthly at our option in cash or shares of our common stock. If a registration statement covering the shares of common stock issuable upon conversion of the note is effective and the volume weighted average of the closing price of our common stock for the five trading days immediately preceding the end of the calendar month was at least $1.34, the interest rate was reduced by 25 basis points for each incremental increase.

        The 2003 Laurus Note was convertible into shares of our common stock at a fixed conversion price of $1.07 per share. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated September 25, 2003 between us and Laurus. We were required to make monthly amortization payments to Laurus commencing on December 25, 2003 in the amount of $36,363.64 plus any accrued but unpaid interest. Such amortization payments were payable monthly at our option in cash or shares of common stock.

        In the event that the closing price of our common stock was greater then 115% of the conversion price for a period of at least five consecutive trading days, we could have, at our sole option, required the conversion at the fixed conversion price of all or a portion of the outstanding principal amount of the note, together with accrued interest on the amount being prepaid, as of the date we provided a written notice of the call. The call date was at least 11 trading days following the date of the call notice provided that a registration statement covering the shares of common stock issuable upon conversion of the note was effective. Our right to have issued a call notice was subject to the limitation that the number of shares of common stock issued in connection with any call notice should not exceed 25% of the aggregate dollar trading volume of our common stock for the eleven trading days immediately preceding the call date. If the price of our common stock fell below 115% of the fixed conversion price during the 11 trading day period immediately preceding the call date, then Laurus would have then been required to convert only such amount of the note as shall equal 25% of the aggregate dollar trading volume for each day that our common stock had exceeded 115% of the fixed conversion price.

        If such prepayment was made on or before September 25, 2004, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 112% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after September 25, 2004 and on or before September 25, 2005, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 107% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after September 25, 2005 and on or before September 25, 2006, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 103% of the principal amount of the note plus all accrued and unpaid interest thereon.

        The terms of the convertible note prohibited conversion of the note to the extent that conversion of the note would have resulted in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may have waived the 4.99% limitation upon 75 days’ prior written notice to us.

        On January 24, 2006, we re-paid all amounts outstanding under this convertible note. As of June 12, 2006, we had converted and paid off the entire amount of principal outstanding and payable to Laurus under this secured convertible term note.

         Secured Convertible Term Note Issued on April 27, 2004

        On April 27, 2004, we issued to Laurus the 2004 Laurus Note. The secured convertible term note in the principal amount of $1,200,000 matured on April 27, 2007 and bore interest at a rate of six and one-half percent (6.5%) per annum. Interest was payable monthly at our option in cash or shares of our common stock. If a registration statement covering the shares of common stock issuable upon conversion of the note was effective and the volume weighted average of the closing price of our common stock for the five trading days immediately preceding the end of the calendar month was at least $1.53, the interest rate was reduced by 25 basis points for each incremental increase.

        The 2004 Laurus Note was convertible into shares of our common stock at a fixed conversion price of $1.22 per share. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated April 27, 2004 between us and Laurus. We were required to make monthly amortization payments to Laurus commencing on August 1, 2004 in the amount of $30,303.03 plus any accrued but unpaid interest. Such amortization payments were payable monthly at our option in cash or shares of common stock.

        In the event that the closing price of our common stock was greater then 115% of the conversion price for a period of at least five consecutive trading days, we may have, at our sole option, required the conversion at the fixed conversion price of all or a portion of the outstanding principal amount of the note, together with accrued interest on the amount being prepaid, as of the date we provided written notice of the call. The call date had to be at least 11 trading days following the date of the call notice provided that a registration statement covering the shares of common stock issuable upon conversion of the note was effective. Our right to issue a call notice was subject to the limitation that the number of shares of common stock issued in connection with any call notice did not exceed 25% of the aggregate dollar trading volume of our common stock for the 11 trading days immediately preceding the call date. If the price of our common stock fell below 115% of the fixed conversion price during the eleven trading day period immediately preceding the call date, then Laurus would have been required to convert only such amount of the note as shall equal 25% of the aggregate dollar trading volume for each day that our common stock exceeded 115% of the fixed conversion price.

        If such prepayment had been made on or before April 27, 2005, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 112% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after April 27, 2005 and on or before April 27, 2006, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 107% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after April 27, 2006 and on or before April 27, 2007, we had the option of prepaying the note in full by paying to Laurus a sum of money equal to 103% of the principal amount of the note plus all accrued and unpaid interest thereon, which we did choose to do.

        The terms of the convertible note prohibited conversion of the note to the extent that conversion of the note would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may have waived the 4.99% limitation upon 75 days’ prior written notice to us.

        On January 20, 2006, Laurus converted all amounts outstanding under this convertible note as of that date into 528,082 shares of our common stock. As of June 12, 2006 we had no principal outstanding and payable to Laurus under this secured convertible term note.

        Warrant Issued on September 25, 2003

        On September 25, 2003, we issued to Laurus the 2003 Laurus Warrant. Laurus may exercise the 2003 Laurus Warrant through September 25, 2010. The exercise price under the 2003 Laurus Warrant is as follows: a price of $1.23 per share for the first 100,000 shares acquired upon exercise of the warrant; a price of $1.39 per share for the next 125,000 shares acquired upon exercise of the warrant; and a price of $1.61 per share for any additional shares acquired upon exercise of the warrant. The terms of the 2003 Laurus Warrant prohibit exercise of the warrant to the extent that exercise of the warrant would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us.

        Warrant Issued on April 27, 2004

        On April 27, 2004, we issued to Laurus the 2004 Laurus Warrant. Laurus may exercise the 2004 Laurus Warrant through April 27, 2009. The exercise price under the 2004 Laurus Warrant is as follows: a price of $1.40 per share for the first 83,000 shares acquired upon exercise of the warrant; a price of $1.59 per share for the next 105,000 shares acquired upon exercise of the warrant; and a price of $1.83 per share for any additional shares acquired upon exercise of the warrant. The terms of the 2004 Laurus Warrant prohibit exercise of the warrant to the extent that exercise of the warrant would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

(a)     Directors and Executive Officers.

        The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position
Gil Allon	44	Chief Executive Officer and Director
Ariel Shenhar	40	Chief Financial Officer, Vice President, Secretary, and Director
Yigal Berman	57	Director, Chairman of the Board
Michael Benoff	52	Director
Merle Symes	54	Director

        Gil Allon has served as a member of our Board of Directors since August 2000 and has served as our Chief Executive Officer since January 2002. Mr. Allon has acted in the capacity of our Chief Executive Officer since August 2000. Mr. Allon is also a member of the Compensation, Option and Nomination Committees of our Board of Directors. Mr. Allon has served as the Vice President and Chief Operating Officer of MediVision from June 1993 until August 2000. Mr. Allon also served as a member of the Board of Directors of MediVision since MediVision’s inception in June 1993 through December 2004. Mr. Allon received his B.A. and M.Sc. in Computer Science, both with distinction, from the Technion Israel Institute of Technology in Haifa, Israel in May 1987 and December 1989, respectively, and his M.B.A. with distinction in Business Management from the University of Haifa in September 1999.

        Ariel Shenhar has served as a member of our Board of Directors since August 2000, has served as our Vice President and Chief Financial Officer since July 2002 and has served as our Secretary since August 2002. Mr. Shenhar has also served as a member of the Board of Directors of MediVision from August 1994 through December 2004 and as its Vice President and Chief Financial Officer from January 1997 until May 2005. Mr. Shenhar served as a member of the Board of Directors of Fidelity Gold Real Estate Markets Ltd., an Israeli public company engaged in real estate, from 1994 to 1998, as an accountant at Nissan Caspi & Co. Certified Public Accountants in Jerusalem, Israel in 1996, and at Witkowski & Co. Certified Public Accountants in Tel Aviv, Israel from 1994 to 1995. Mr. Shenhar received his B.A. in Economics and Accounting in June 1992 and his M.B.A. in Finance, with distinction, in June 1999 both from the Hebrew University in Jerusalem, Israel, and has been a Certified Public Accountant since January 1997.

        Yigal Berman has served as a member of our Board of Directors since January 2005. Mr. Berman was appointed as Chairman of the Board of Directors in January 2005 as well as Chairman of each of the Audit, Compensation, Option and Nomination Committees of our Board of Directors. Yigal Berman has also served as a member of the Board of Directors of MediVision from July 1996 through December 2004. In addition, since 1991, Mr. Berman has served as Vice President of Finance and Secretary of Intergamma Investment Ltd. Since 1989, Mr. Berman has served as a member of the Board of Directors of Delta Trading, the majority shareholder of MediVision. Mr. Berman received his B.A. in Economics and his M.B.A. in Business Management from the Tel Aviv University in Israel in April 1974 and December 1976 respectively.

        Michael Benoff has served as an independent director on our Board of Directors since July 2004. Mr. Benoff was also appointed to the Audit, Compensation, Nominating, Option and Special Committees of our Board of Directors. Mr. Benoff has been a private investor retired from active business since 1999.

From 1987 until 1999, he served in several senior financial management positions, most recently as Executive Vice President and Chief Financial Officer of the Money Store Inc. Prior to this, he was a Vice President of Investment Banking at Matthew & Wright, Inc. Mr. Benoff graduated from Princeton University, Magna cum Laude, with a Bachelor of Arts in Politics. He was also a member of the Phi Beta Kappa Society.

        Merle Symes has served as an independent director on our Board of Directors since July 2005. Mr. Symes was also appointed to the Audit and Special Committees of our Board of Directors. Mr. Symes is the President and Founder of The Provenance Group, LLC, a firm specializing in corporate strategy and innovation, entrepreneurial ventures, M&A, and technology transfer, which he founded in 2002. From 1997 to 2002, Mr. Symes was Vice President External Technology and Director of Corporate Development in the Surgical Division at Bausch & Lomb, Inc. Mr. Symes received his B.S. in Chemical Engineering in 1973 from South Dakota School of Mines and Technology and his M.B.A., in Finance, in 1979 from the Wharton School of the University of Pennsylvania.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of our common stock as of June 12, 2006, by (i) each person who “beneficially” owns more than 5% of all outstanding shares of common stock, (ii) each director and the executive officer identified above, and (iii) all directors and the executive officers as a group. Unless otherwise indicated, the address for each beneficial owner is 221 Lathrop Way, Suite I, Sacramento, California 95815.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
MediVision Medical Imaging Ltd.
P.O. Box 45, Industrial Park
Yokneam Elit
20692 Israel	9,420,851		58.6%
Walrus Partners (S2 Partners)
30 Main St.
Ashland, MA 01721	1,005,900		6.3%
Wasatch Advisors
150 Social Hall Ave, 4th Floor
Salt Lake City, UT 84111	1,000,000		6.2%
Gil Allon	405,000	(1)(2)	2.5%
Ariel Shenhar	237,500	(1)	1.5%
Michael Benoff	40,000	(1)	*
Yigal Berman	--		--
Merle Symes	33,333	(1)	*
Directors and Officers as a group
(total of 5 persons)	715,833	(1)	4.5%

_________________

*       Represents less than 1%

(1)     Represents shares subject to stock options exercisable within 60 days from June 12, 2006.

(2)     Includes indirect beneficial ownership by spouse of stock options to purchase 40,000 shares.

EXECUTIVE COMPENSATION

(a)    Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)
Gil Allon	2005	$144,415	$65,000	(1)	$44,474	(2)
Chief Executive Officer	2004	137,754	70,000		42,969	(3)
	2003	132,000	53,755	(4)	34,860	(5)

Ariel Shenhar	2005	$124,415	$35,000	(6)	$44,474	(7)
Vice-President, Chief Financial	2004	120,000	34,325		42,504	(8)
Officer	2003	115,500	38,000		8,737	(9)

(1)	Represents bonus accrued in the financial statements. As of February 22, 2006 we have not paid the bonus.
(2)	Represents $34,000 of an annual relocation allowance, and $10,474 in automobile expenses for Mr. Allon paid by us.
(3)	Represents $24,000 in housing expenses, $10,000 in tuition expenses for children and $8,969 in automobile expenses for Mr. Allon paid by us.
(4)	$44,921 of the bonus was paid by us to Mr. Allon in 2003. The balance of $8,834 was accrued in the financial statements and paid in 2004.
(5)	Represents $26,123 in housing expenses paid by MediVision and charged to us and approximately $8,737 in automobile expenses for Mr. Allon paid by us.
(6)	Represents bonus accrued in the financial statements. As of February 22, 2006 we have not paid the bonus.
(7)	Represents $24,000 in housing expenses, $10,000 in tuition expenses for children and $10,474 in automobile expenses for Mr. Shenhar paid by us.
(8)	Represents $24,000 in housing expenses, $10,000 in tuition expenses for children and $8,504 in automobile expenses for Mr. Shenhar paid by us.
(9)	Represents $8,737 in automobile expenses for Mr. Shenhar paid by us.

(b)     Summary Option Grants

        During the year ended December 31, 2005, the following options were granted to named executive officers:

(c)    Aggregated Option Exercises and Fiscal Year End Values

Option/SAR Exercises and Year-End Value Table

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Gil Allon
Chief Executive Officer	--	--	390,000/60,000(1)(2)	$379,410/$43,140
Ariel Shenhar
Vice President, Chief	--	--	225,000/50,000(3)	$216,775/$35,950
Financial Officer

All options had a market value of $1.40 per share at December 31, 2005.

(1)	The exercise price on 360,000 and 30,000 of the exercisable shares was $0.406 and $0.681, respectively. The exercise price on the 60,000 unexercisable shares was $0.681.
(2)	Includes 40,000 shares exercisable by indirect ownership through spouse.
(3)	The exercise price on 200,000 and 25,000 of the exercisable shares was $.406 and $0.681, respectively. The exercise price on the 50,000 unexercisable shares was $0.681 per share.

(d)    Compensation of Directors

        We are obligated to pay Mr. Berman out of pocket expenses related to physical board meetings.

        Dr. Harris resigned from the Board on July 20, 2005 and serves as a Scientific Advisor to the Board of Directors and the chairman of the Scientific Advisory Board. Pursuant to a letter agreement executed on October 24, 2001 between Dr. Harris and us, we paid Dr. Harris $3,500 plus expenses for his services as a Director during the fiscal year 2005.

        Pursuant to a letter agreement executed on June 25, 2004 between Mr. Benoff and us, Mr. Benoff earned approximately $9,350 for his services as a Director during the fiscal year 2005. As of February 22, 2006, $2,000 is still unpaid. On December 9, 2005, for his participation on the Board’s Special Committee, the Board granted Mr. Benoff 20,000 shares at a per share exercise price of $1.45, vesting immediately. Mr. Benoff also received $15,000 for his services rendered related to the Special Committee and an additional amount to be paid of $100 per hour, not to exceed $15,000 in the aggregate.

        Pursuant to a letter agreement executed on July 20, 2005 between Mr. Symes and us, we agreed to the following in connection with his service as a director: (i) to grant Mr. Symes options to purchase up to 40,000 shares of our common stock, at a per share price not less than fair market value on the date of the grant vesting over a three-year period, (ii) to pay Mr. Symes, in four equal quarterly installments, an annual retainer in the aggregate amount of $6,000 for attendance at up to two Board meetings per quarter, (iii) to pay Mr. Symes a fee of $100 per hour, not to exceed $500 per day, for attendance at meetings in excess of two Board meetings per quarter and reimbursement for related expenses. The above referenced options were granted by the Board in August 2005 at a per share exercise price of $1.20. For his services as a director during the year, Mr. Symes earned approximately $6,500. On December 9, 2005, for his participation in the Board’s Special Committee, the board granted Mr. Symes 20,000 shares at a per share exercise price of $1.45 vested immediately. In addition, $12,500 for services rendered related the Special Committee, and an additional amount to be paid at an hourly rate mentioned above, not to exceed $12,500. As of December 31, 2005 all amounts for Mr. Symes for his participation in the board and Special Committee remained accrued but unpaid.

        No standard arrangement regarding compensation of the directors has been adopted by the Board, and, except as noted above, no director has been paid any compensation by us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)    Transactions with Executive Officers and Directors

        In January 2004, we entered into a services agreement with MediStrategy Ltd. (“MS”), an Israeli company owned by Noam Allon, a former Director, served on our Board until December 2004. Under the terms of the agreement, MS provides services to us primarily in the business development field in ophthalmology, including business cooperation, mergers and acquisitions, identifying and analyzing new lines of business and defining new product lines or business opportunities to be developed. All services provided by MS are performed solely by Noam Allon.

        In consideration for the services provided, we agreed to pay MS a monthly sum of $3,300, increased to $4,000 beginning September 1, 2005. In addition, as of September 1, 2005, MS is to be paid a yearly performance bonus of up to $10,000 upon achievement of goals under the terms of the agreement as determined by MS, Noam Allon and our Chairman of the Board. During the year ended December 31, 2004, MS earned fees of $39,600. $19,800 of the fees were paid and the balance was accrued as of December 31, 2004. During the year ended December 31, 2005, MS earned fees of $42,400 which was accrued at December 31, 2005, and have not yet been paid in 2006.

(b)    Transactions with Security Holders

        As discussed in greater detail in the Business Development section and in Management’s Discussion and Analysis or Plan of Operation section of this prospectus, OIS and MediVision, our parent company, entered into a series of transactions which resulted in MediVision owning approximately 59% of our outstanding common stock as of June 12, 2006. This ownership interest is MediVision’s basis of control in OIS.

        We also entered into a Research and Development Services Agreement and a Distribution Agreement with MediVision, and a Distribution Agreement with CCS, an affiliate, which are also discussed in greater detail in the Business Development section.

LEGAL PROCEEDINGS

        None.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

        Our bylaws provide that we will indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been our directors or officers in accordance with Section 317 of the California Corporations Code. Our bylaws also permit us to maintain insurance on behalf of our officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not we have the power to indemnify such person against liability for any of those acts.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

        None of the principal accountant’s reports on the financial statements for either of the past two years contains an adverse opinion or disclaimer of opinion, and none was modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Perry-Smith LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401. Their telephone number is (303) 262-0600.

INTEREST OF EXPERTS AND COUNSEL

        Our financial statements as of the years ended December 31, 2005 and 2004 included in this prospectus and in the registration statement of which this prospectus is a part have been audited by Perry-Smith LLP, independent registered public accountants, to the extent and for the periods set forth in their report and are incorporated in this prospectus in reliance upon the report given upon the authority of Perry-Smith LLP as experts in auditing and accounting.

        The validity of the shares of common stock offered under this prospectus will be passed upon by Troutman Sanders LLP, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act, and the rules and regulations promulgated under the Securities Act, with respect to the common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. While material elements of the contracts and documents referenced in this prospectus are contained in this prospectus, statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the full text of the contract or other document which is filed as an exhibit to the registration statement.

        For further information with respect to us and the common stock offered under this prospectus, reference is made to the registration statement and the exhibits and schedules. The registration statement, including the exhibits and schedules, may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C.

20549. Copies of such documents may be obtained from the Securities and Exchange Commission upon the payment of the charges prescribed by the Securities and Exchange Commission. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

        The Securities and Exchange Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s web site address is http://www.sec.gov. Our web site address is www.oisi.com.

OPHTHALMIC IMAGING SYSTEMS

OPHTHALMIC IMAGING SYSTEMS

CONDENSED FINANCIAL STATEMENTS

(Unaudited)

AS OF MARCH 31, 2006

AND FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2006

Ophthalmic Imaging Systems
Condensed Balance Sheet
March 31, 2006
(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$5,443,251
Accounts receivable, net	1,943,492
Receivable from related party	69,568
Inventories, net	824,594
Prepaid expenses and other current assets	447,699
Deferred tax asset	1,124,000

Total current assets	9,852,604
Furniture and equipment, net of accumulated depreciation and
amortization of $338,845	112,258
Restricted cash	150,000
Other assets	50,090

Total assets	$10,164,952

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$277,322
Accounts payable to related party	9,210
Accrued liabilities	2,157,061
Deferred extended warranty revenue	944,103
Customer deposits	946,442
Lease payable- current portion	8,797

Total current liabilities	4,342,935

Noncurrent Liabilities:
Lease payable, less current portion	13,388

Total noncurrent liabilities	13,388

Stockholders' equity:
Common stock, no par value, 35,000,000 shares authorized;
16,085,652 issued and outstanding	15,673,562
Accumulated deficit	(9,864,933)

Total stockholders' equity	5,808,629

Total liabilities and stockholders' equity	$10,164,952

The accompanying notes are an integral part of these unaudited condensed financial statements.

Ophthalmic Imaging Systems

Condensed Statements of Operations

(Unaudited)

	Three months ended March 31,
	2006	2005
Net revenues	$3,650,693	$2,995,270
Cost of sales	1,564,157	1,288,259

Gross profit	2,086,536	1,707,011
Operating expenses:
Sales and marketing	844,417	760,857
General and administrative	367,035	312,996
Research and development	365,907	242,408

Total operating expenses	1,577,359	1,316,261

Income from operations	509,177	390,750
Interest and other expense, net	(24,301)	(52,590)

Net income before income taxes	484,876	338,160
Income taxes		(4,000)

Net income	$484,876	$334,160

Shares used in the calculation of basic net
income per share	15,889,164	15,041,141
Basic net income per share	$0.03	$0.02

Shares used in the calculation of diluted net
income per share	17,494,969	16,318,728
Diluted net income per share	$0.03	$0.02

The accompanying notes are an integral part of these unaudited condensed financial statements.

Ophthalmic Imaging Systems

Condensed Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
	2006	2005
Operating activities:
Net income	$484,876	$334,160
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	15,711	33,092
Compensation Expense related to FAS123R	9,494
Non-cash interest charge	1,994	2,818
Net decrease in current assets other
than cash and cash equivalents	349,140	19,146
Net increase (decrease) in current liabilities other
than short-term borrowings	225,123	(40,673)

Net cash provided by operating activities	1,086,338	348,543
Investing activities:
Acquisition of furniture and equipment	(20,183)	(6,800)

Net cash used in investing activities	(20,183)	(6,800)
Financing activities:
Principal payments on notes payable	(147,094)	(43,192)
Proceeds from note receivable from related parties	583,484
Advances to related parties		(197,415)

Net cash provided by (used in) financing activities	436,390	(240,607)

Net increase in cash and equivalents	1,502,545	101,136
Cash and cash equivalents, beginning of the period	3,940,706	1,990,310

Cash and cash equivalents, end of the period	$5,443,251	$2,091,446

Supplemental schedule of noncash financing activities:
Conversion of notes payable with common stock	$688,067	$29,282
Conversion of interest with common stock	$1,994	$2,818
Addition to receivable from related party in exchange for
inventory and other noncash transactions, net	$192,847	$114,113

Supplemental schedule of cash flow information:
Cash paid for taxes	$21,200	$10,000
Cash Paid for interest	$5,704	$20,988

The accompanying notes are an integral part of these unaudited condensed financial statements.

Ophthalmic Imaging Systems

Notes to Condensed Financial Statements

Three Month Period ended March 31, 2006 and 2005

(Unaudited)

Note 1.	Basis of Presentation

The accompanying unaudited condensed balance sheet as of March 31, 2006, unaudited condensed statement of income for the three month periods ended March 31, 2006 and 2005 and the unaudited condensed statements of cash flows for the three month periods ended March 31, 2006 and 2005 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnote disclosures required by generally accepted accounting principles for complete financial statements. It is suggested that these condensed financial statements be read in conjunction with the audited financial statements and notes thereto included in Ophthalmic Imaging Systems’ (the “Company’s”) Annual Report for the year ended December 31, 2005 on Form 10-KSB. In the opinion of management, the accompanying condensed financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the periods presented. The results of operations for the period ended March 31, 2006 are not necessarily indicative of the operating results for the full year.

Note 2.	Net Income Per Share

Basic earnings per share (“EPS”), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock, which shares in the earnings of the Company. The treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

	Unaudited Three Months Ended March 31,
	2006	2005
Numerator for basic and diluted net income per
share	$ 484,876	$ 334,160
Denominator for basic net income per share:
Weighted average shares	15,889,164	15,041,141
Effect of dilutive securities:
Employee/director stock options	1,605,806	1,277,587
Dilutive potential common shares	1,605,806	1,277,587
Denominator for diluted net income per share	17,494,969	16,318,728
Basic net income per share	$ 0.03	$ 0.02
Diluted net income per share	$ 0.03	$ 0.02

As of March 31, 2006 and March 31, 2005 there were 21,500 and 714,500 options and warrants, respectively, whose exercise price exceeded the average market price of the stock and have been excluded from this computation.

Note 3.	Related Parties Transactions

On March 2, 2005, we entered into a Loan and Security Agreement and Promissory Note with MediVision (the “Loan Agreement”) whereby we agreed to loan MediVision up to $2,000,000. Under the terms of the agreement, interest is 7.25% per annum and is payable on February 28, 2006 along with all outstanding principal due at that date. The note was secured by 2,409,000 shares of our common stock owned by MediVision. The number of shares was based on the average closing price of shares of our stock during the period covering the last ten (10) business days of February, 2005, which average closing price was $1.11, discounted by 25%. In the event that MediVision were to sell any shares of our stock it owns during the period of the agreement, a minimum of 50% of the proceeds from such sales would be required to be paid to us to reduce the outstanding amount owed. On July 28, 2005, we and MediVision entered into an amendment to the Loan Agreement whereby MediVision repaid $1,000,000 to us, decreasing the agreed upon loan of $2,000,000 to $1,000,000 and the amount of shares securing the loan was decreased by 1,204,500 shares.

On July 20, 2005, our Board of Directors, at MediVision’s request, authorized us to guarantee and/or provide security interests in our assets for certain of MediVision’s loans with United Mizrahi Bank Ltd. We entered into a Secured Debenture (the “Debenture”) in favor of United Mizrahi Bank Ltd., in an amount of up to $2,000,000 (plus interest, commissions and all expenses). Under the terms of the Debenture, we guarantee the payment of all of the debts and liabilities of MediVision to United Mizrahi Bank. The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 shares of our common stock it owns to us in order to secure the Debenture.

The amount owed to the financial institutions by MediVision and secured by us as of March 31, 2006 was approximately $2,000,000.

On July 28, 2005, pursuant to the aforementioned Debenture signed by us, MediVision executed the amended Loan Agreement and paid back $1,000,000 of the loan from us; reducing the amount MediVision owed us on the promissory note to $955,558. On September 20, 2005, pursuant to a Common Stock Purchase Agreement, dated as of September 16, 2005, between MediVision and Meadowbrook Opportunity Fund LLC, MediVision sold 400,000 shares of our common stock to Meadowbrook Opportunity Fund LLC at a price of $1.20 per share. MediVision used $240,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $715,556, plus accrued interest under the loan. On December 8, 2005, MediVision sold 310,000 shares to the clients of an institutional investor at the price per share of $1.45. MediVision used $225,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $492,556, plus accrued interest under the loan. On February 14, 2006, MediVision sold 1 million shares of our common stock to Wasatch Advisors, Inc. at the market price of $1.80 per share. MediVision used $492,556 of the proceeds from this sale to repay the remaining principal balance of the aforementioned loan to us.

As a result of the foregoing transactions, as of March 31, 2006, MediVision owns approximately 59% of our outstanding common stock.

At March 31, 2006 we had recorded a net amount due to MediVision of approximately $9,000 for products and services.

Sales to MediVision during the three months ended March 31, 2006 and 2005 totaled approximately $111,000 and $267,000, respectively. Sales derived from product shipments to MediVision are made at transfer pricing which is based on similar volume discounts that are available to other resellers or distributors of our products.

During the three-month periods ended March 31, 2006 and 2005, we paid approximately $238,000 and $176,900 respectively, to MediVision for research and development performed by MediVision on our behalf.

Note 4.	Stock Based Compensation

At March 31, 2006, we had six stock-based compensation plans (the “Plans”). On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payments,” which addresses the accounting for stock-based payment transactions whereby an entity receives employee services in exchange for equity instruments, including stock options. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and instead generally requires that such transactions be accounted for using a fair-value based method. The Company has elected the modified prospective transition method as permitted under SFAS No. 123R, and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006. Stock-based compensation for awards granted prior to January 1, 2006 is based upon the grant-date fair value of such compensation as determined under the pro forma provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company issues new shares of common stock upon the exercise of stock options.

The Company uses a Black-Scholes option valuation model to determine the fair value of stock-based compensation under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123. The Black-Scholes model incorporates various assumptions including the expected term of awards, volatility of stock price, risk-free rates of return and dividend yield. The expected term of an award is generally no less than the option vesting period and is based on the Company’s historical experience. Expected volatility is based upon the historical volatility of the Company’s stock price. The risk-free interest rate is approximated using rates available on U.S. Treasury securities with a remaining term equal to the option’s expected life. The Company uses a dividend yield of zero in the Black-Scholes option valuation model as it does not anticipate paying cash dividends in the foreseeable future.

The Company recorded an incremental $9 thousand of stock-based compensation expense during the three months ended March 31, 2006 as a result of the adoption of SFAS No. 123R. The following table presents the impact of the adoption of SFAS No. 123R on selected statement of operations line items for the three months ended March 31, 2006:

	As Reported Under SFAS No. 123R	Under APB No. 25	Difference
	(Dollars in thousands, except per share amounts)
Income before income tax benefit	$487	$496		$9

Income Tax Benefit	(2)	---		(2)

Net Income	$485	$496		$7

Basic Loss Per Share	$0.03	$0.03	$	---
Diluted Loss Per Share	$0.03	$0.03	$	---

The incremental stock-based compensation expense resulting from the adoption of SFAS No.123R represents expense related to stock options granted prior to, but not yet vested as of, January 1, 2006. As of March 31, 2006, the Company had $91 thousand of total unrecognized expense related to non-vested stock-based compensation, which is expected to be recognized through 2008.

There were 20,000 options granted for the three-month period ended March 31, 2006, all of which were qualified options. The estimated fair market value of the options granted was $1.96.

Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with APB No. 25. Under the intrinsic value method, compensation cost is generally the excess, if any, of the quoted market price of the stock at the grant or other measurement date over the exercise price. The Company recorded no compensation expense under APB No. 25 and FIN No. 44 for the three months ended March 31, 2005.

Had compensation expense related to the Company’s stock option awards to employees and directors been determined under the fair value method prescribed under SFAS No. 123, the Company’s net loss and loss per share would have been the pro forma amounts set forth in the table below:

For the Three Months Ended March 31, 2005
Net income as reported	$334,160
Stock-based employee compensation included in net loss as reported	---
Stock-based employee compensation expense determined under fair value method, net of tax	$(5,030)
Net income	$329,130

Basic Loss Per Share	$0.02
Diluted Loss Per Share	$0.02

Note 5. Warranty Obligations

We generally offer a one-year warranty to our customers. Our warranty requires us to repair or replace defective products during the warranty period. At the time product revenue is recognized, we record a liability for estimated costs that may be incurred under our warranties. The costs are estimated based on historical experience and any specific warranty issues that have been identified. The amount of warranty liability accrued reflects our best estimate of the expected future cost of honoring our obligations under the warranty plans. We periodically assess the adequacy of our recorded warranty liability and adjust the balance as necessary.

The following provides a reconciliation of changes in our warranty reserve.

	Unaudited Three Months Ended March 31,
	2006	2005
Warranty balance at beginning of period	$614,500	$505,851
Net provision (reduction) for current period	(62,250)	13,250
Warranty Costs incurred	10,700	(125,119)

Warranty balance at end of period	$562,950	$393,982

OPHTHALMIC IMAGING SYSTEMS

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Ophthalmic Imaging Systems

        We have audited the accompanying balance sheet of Ophthalmic Imaging Systems as of December 31, 2005 and 2004, and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ophthalmic Imaging Systems as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP

Sacramento, California
March 3, 2006

OPHTHALMIC IMAGING SYSTEMS

BALANCE SHEET

December 31, 2005 and 2004

	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$3,940,706	$1,990,310
Accounts receivable, net of allowance for
doubtful accounts of approximately
$286,426 and $301,839	2,841,203	1,855,009
Receivable from related party (Note 6)	690,756	-
Inventories (Note 2)	380,676	515,391
Prepaid expenses and other current assets	300,077	189,393
Deferred tax asset (Note 9)	1,124,000	1,029,000

Total current assets	9,277,418	5,579,103

Restricted cash (Note 7)	150,000	150,000
Furniture and equipment, at cost, net (Note 3)	107,787	150,487
Receivable from related party (Note 6)	-	1,055,512
Other assets	55,355	137,929

Total assets	$9,590,560	$7,073,031

(Continued)

OPHTHALMIC IMAGING SYSTEMS

BALANCE SHEET
(Continued)
December 31, 2005 and 2004

	2005	2004
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$512,914	$472,167
Accrued liabilities (Note 4)	2,045,233	1,568,085
Deferred extended warranty revenue (Note 4)	861,486	793,972
Customer deposits	689,383	226,850
Notes payable - short term portion (Note 5)	508,109	776,338
Notes payable to related party (Note 6)

Total current liabilities	4,617,125	3,837,412

Notes payable, less current portion (Note 5)	349,237	838,362

Total liabilities	4,966,362	4,675,774

Commitments and contingencies (Note 10)
Stockholders' equity:
Common stock, no par value, 35,000,000 shares
authorized; 15,517,570 and 15,033,585
shares issued and outstanding in 2005 and
2004, respectively	14,974,007	14,502,320
Accumulated deficit	(10,349,809)	(12,105,063)

Total stockholders' equity	4,624,198	2,397,257

Total liabilities and stockholders' equity	$9,590,560	$7,073,031

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF INCOME

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:
Net sales	$13,650,507	$11,293,592
Cost of sales	5,766,883	4,793,518

Gross profit	7,883,624	6,500,074

Operating expenses:
Sales and marketing	3,439,046	2,907,844
General and administrative	1,442,959	1,205,765
Research and development (Note 6)	1,112,023	987,769

Total operating expenses	5,994,028	5,101,378

Income from operations	1,889,596	1,398,696
Other income (expense):
Interest expense	(90,958)	(210,106)
Other expense	(220,231)	(54,860)
Interest income	123,847	12,866

Total other income (expense)	(187,342)	(252,100)

Net income before provision for income tax benefit	1,702,254	1,146,596

Provision for income tax benefit (Note 9)	53,000	558,000

Net income	$1,755,254	$1,704,596

Basic earnings per share	$0.12	$0.12

Shares used in the calculation of basic
earnings per share	15,205,689	14,771,112

Diluted earnings per share	$0.11	$0.11

Shares used in the calculation of diluted
earnings per share	16,530,277	15,772,214

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2005 and 2004

	Common Stock
	Shares	Amount	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2004	14,403,929	$13,836,188	$(13,809,659)	$26,529
Conversion of principal and interest to common
stock (Note 5)	576,322	616,665		616,665
Exercise of non-qualified stock options (Note 8)	53,334	49,467		49,467
Net income			1,704,596	1,704,596

Balance, December 31, 2004	15,033,585	14,502,320	(12,105,063)	2,397,257
Conversion of principal and interest to common
stock (Note 5)	383,985	410,864		410,864
Exercise of non-qualified stock options (Note 8)	100,000	48,929		48,929
Stock Based Compensation		11,894		11,894
Net income			1,755,254	1,755,254

Balance, December 31, 2005	15,517,570	$14,974,007	$(10,349,809)	$4,624,198

The accompanying notes are an integral
part of these financial statements

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income	$1,755,254	$1,704,596
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	76,200	116,186
Non-cash payment of interest	10,323	35,869
Loss on disposition of equipment:		1,499
Net changes in operating assets and liabilities:
Accounts receivable	(1,093,467)	(318,399)
Inventories	134,715	(98,971)
Prepaid expenses and other current assets	10,483	25,260
Deferred tax asset	(95,000)	(529,000)
Other assets	(38,592)	(108,482)
Accounts payable	40,747	(51,372)
Accrued liabilities	477,148	77,872
Deferred extended warranty revenue	67,514	236,829
Customer deposits	462,533	25,053

Net cash provided by operating activities	1,807,858	1,116,940

Cash flows from investing activities:
Acquisition of furniture and equipment	(33,500)	(23,515)
Proceeds from disposition of equipment		890

Net cash used in investing activities	(33,500)	(22,625)

Cash flows from financing activities:
Repayment of notes payable to related parties, net		(200,979)
Principal payments on notes payable	(344,919)	(19,015)
Advances to related parties		(1,055,512)
(Repayments of) proceeds from borrowings under line of credit, net		(150,000)
Proceeds from notes receivable from related parties	472,028
Proceeds from notes payable		1,000,000
Proceeds from sale of stock	48,929	49,467

Net cash provided by (used in) financing activities	176,038	(376,039)

Net increase in cash and cash equivalents	1,950,396	718,276
Cash and cash equivalents, beginning of the year	1,990,310	1,272,034

Cash and cash equivalents, end of the year	$3,940,706	$1,990,310

(Continued)

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Supplemental schedule of non cash financing activities:
Conversion of notes payable with common stock	$400,541	$580,796
Conversion of interest with common stock	$10,323	$35,869
Addition to capital lease obligation for equipment purchases		$41,261
Reduction in aggregate debt payable to significant shareholders in
exchange for inventory and other noncash transactions, net		$(4,150)
Addition to net receivable from significant shareholders in exchange
for inventory and other noncash transactions, net	$98,989
Assets acquired with borrowed funds		$41,261
Supplemental schedule of cash flow information:
Cash paid for taxes	$60,026	$70,345
Cash paid for interest	$75,052	$63,833

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization and Business

Ophthalmic Imaging Systems (the “Company” or “OIS”) was incorporated under the laws of the State of California on July 14, 1986. The Company, headquartered in Sacramento, California, is engaged in the business of designing, developing, manufacturing and marketing digital imaging systems, image enhancement and analysis software and informatics solutions for use by practitioners in the ocular health field. The Company’s products are used for a variety of standard diagnostic test procedures performed in most eye care practices.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid investments with original maturities of three months or less as cash equivalents.

At December 31, 2005, the Company had deposits with carrying amounts of $3,940,706 and bank balances of $4,498,744. Federally insured balances totaled $300,000 and uninsured balances totaled $4,198,744 at December 31, 2005.

Concentrations of Credit Risk and Export Sales

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s policy of requiring deposits from customers, the number of customers and their geographic dispersion. The Company maintains reserves for potential credit losses and such losses have historically been within management’s expectations. No single customer comprised 10% or more of net sales, during the years ended December 31, 2005 or 2004.

Revenues from sales to customers located outside of the United States accounted for approximately 9% and 11% of net sales during the years ended December 31, 2005 and 2004, respectively.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories, which consist primarily of purchased system parts, subassemblies and assembled systems, are stated at the lower of cost (determined using the first-in, first-out method) or market.

Accounts Receivable Allowance

The Company generally offers to its customers terms of 50% deposit paid up-front, remaining 50% less installation portion net 15 days after shipment of product, and the installation portion after installation is complete. The reserve of accounts receivable balances are estimated based on historical experience and any specific customer/installation issues that have been identified. The Company periodically assesses the adequacy of its recorded accounts receivable allowance, and adjusts the balance as necessary.

As of December 31, 2005 and 2004, the accounts receivable allowance was $286,426 and $301,839 respectively.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives generally range from three to seven years.

Revenue Recognition and Warranties

The Company derives revenue primarily from the sale, installation and training services of its products. In accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectability is reasonably assured, contractual obligations have been satisfied, and title and risk have been transferred to the customer. The Company generally recognizes revenue from installation and training services when such services are performed. The Company generally provides a one-year warranty covering materials and workmanship and accruals are provided for anticipated warranty expenses.

Customers may purchase extended warranty coverage for additional one or four year periods. Revenues from the sale of these extended warranties are deferred and recognized in net sales on a straight-line basis over the term of the extended warranty contract.

Shipping and Handling Costs

Shipping and handling costs are included with cost of sales.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising expenditures totaled approximately $62,178 and $82,413, for the years ended December 31, 2005 and 2004, respectively.

Income Taxes

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments

At December 31, 2005 and 2004, the Company’s financial instruments included cash, cash equivalents, receivables, accounts payable, accrued liabilities and borrowings. With the exception of borrowings, the fair value of these financial instruments approximated their carrying value because of the short-term nature of these instruments. The fair value of the Company’s borrowings approximated their carrying value based upon management’s review of market prices for financial instruments with similar characteristics.

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock, which shares in the earnings of the Company. The treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its stock option plans (the intrinsic value method). Under APB 25, if the exercise price of the Company’s employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company’s Board of Directors, no compensation expense is recognized. See Note 8 for additional disclosures regarding the Company’s stock option plans.
Stock Based Compensation (Continued)

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pro forma disclosures of stock-based employee compensation expense disclosures are as follows:

	Year Ended December 31,
	2005	2004
Net income as reported	$1,755,254	$1,704,596
Deduct: total stock-based employee
compensation expense determined
under fair value based method for
all awards, net of related tax effect	(51,199)	(8,666)

Pro forma net income	$1,704,055	$1,695,930

Basic earnings per share - as reported	$0.12	$0.12

Basic earnings per share - pro forma	$0.11	$0.11

Diluted earnings per share - as reported	$0.11	$0.11

Diluted earnings per share - pro forma	$0.10	$0.11

Impact of New Financial Accounting Standards

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement Number 123 (revised 2004) (SFAS 123 (R)), Share-Based Payments. SFAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company is required to apply SFAS 123 (R) on a modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, the Company may elect to adopt SFAS 123 (R) by restating previously issued financial statements, basing the expense on that previously reported in their pro forma disclosures required by SFAS 123. For companies filing under Regulation S-B, SFAS 123 (R) is effective the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for the Company will be the first quarter of the year ending December 31, 2006. The Company anticipates adopting SFAS No 123 (R) beginning in the quarter ending March 31, 2006. Management has not completed its evaluation of the effect that SFAS 123 (R) will have, but believes that the effect will be consistent with its previous pro forma disclosures.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as current-period charges. Further, SFAS 151 requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS 151 is effective for inventory costs incurred beginning in 2006. The Company is currently evaluating the effect of SFAS 151 on the financial statements and related disclosures.

Financial Accounting Pronouncement SFAS 154

On June 7, 2005, the FASB issued Statement No. 154 (SFAS 154), Accounting Changes and error Corrections – a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS no. 3, Reporting Accounting Changes in Interim Financial Statements. Under the provisions of SFAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods’ financial statements unless it would be impractical to do so. SFAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period’s net income the cumulative effect of the change. SFAS 154 also makes a distinction between “retrospective application” of a change in accounting principle and the “restatement” of financial statements to reflect the correction of an error. The provisions of SFAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management of the Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

Reclassifications

The Company made a decision to present installation income within the revenue line versus a net effect within sales and marketing expenses. The 2004 and 2003 numbers were reclassified for comparative purposes.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
Continued

(Continued)

2.	INVENTORIES

Inventories consist of the following as of December 31, 2005 and 2004:

	2005	2004
Raw materials	$211,282	$315,367
Work-in-process	70,631	119,634
Finished goods	98,763	80,390

	$380,676	$515,391

3.	FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following as of December 31, 2005 and 2004:

	2005	2004
Research and manufacturing equipment	$151,916	$148,941
Office furniture and equipment	259,636	235,603
Demonstration equipment	19,368	19,368

	430,920	403,912
Less accumulated depreciation and amortization	(323,133)	(253,425)

	$107,787	$150,487

4.	ACCRUED LIABILITIES AND PRODUCT WARRANTY

Accrued liabilities consist of the following as of December 31, 2005 and 2004:

	2005	2004
Accrued compensation	$763,137	$565,176
Accrued warranty expenses	614,251	505,851
Other accrued liabilities	667,845	497,058

Warranty Balance at end of the year	$2,045,233	$1,568,085

Product Warranty and Deferred Warranty Revenue

The Company generally offers a one-year warranty to its customers. The Company’s warranty requires it to repair or replace defective products during the warranty period. At the time product revenue is recognized, the Company records a liability for estimated costs that may be incurred under its warranties. The costs are estimated based on historical experience and any specific warranty issues that have been identified. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the balance as necessary.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
Continued

(Continued)

4.	ACCRUED LIABILITIES AND PRODUCT WARRANT (Continued)

Product warranty reserve changes consist of the following as of December 31, 2005 and 2004:

	2005	2004
Warranty balance at beginning of the year	$505,851	$438,450
Net provisions	474,650	236,901
Warranty costs incurred	(366,250)	(169,500)

	$614,251	$505,851

In addition to the Company’s one-year warranty, the Company offers an extended warranty for an additional charge to the customer. The Company records the sale of the extended warranty as deferred revenue and amortizes the revenue over the term of the agreement, generally one to two years. At December 31, 2005 and 2004, deferred extended warranty revenue was $861,486 and $793,972, respectively. At December 31, 2005 and 2004, service revenue was $1,902,278 and $1,223,923, respectively, and the related charges were $815,167 and $669,901, respectively.

5.	NOTES PAYABLE

Notes payable consist of the following at December 31, 2005 and 2004:

	2005	2004
Laurus Master Fund Ltd. #1	$135,676	$579,662
Laurus Master Fund Ltd. #2	696,970	1,000,000
Other	24,700	35,038

	857,346	1,614,700
Less: current portion	508,109	776,338

Long-term portion	$349,237	$838,362

Maturities of notes payable are as follows:

Year Ending December 31,
2006	508,109
2007	346,084
2008	3,153

$857,346

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

5.	NOTES PAYABLE (Continued)

Laurus Master Fund Ltd. #1

On September 25, 2003, the Company entered into a convertible term note and securities purchase agreement with Laurus Master Fund, Ltd. #1 (“Laurus 1”). Pursuant to the agreements, the Company sold to Laurus 1, a secured convertible term note in the principal amount of $1,200,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due September 25, 2006, convertible into shares of its common stock at a conversion price of $1.07 per share. Under certain circumstances, both the Company and Laurus 1 may exercise their right to convert all or a portion of the outstanding principal and interest into shares of common stock. Loan costs of $118,718 have been capitalized and are being amortized over the three-year life of the note. The Company granted to Laurus 1 a subordinated second priority security interest in its assets to secure the obligations under the note. Additionally, the Company issued a warrant to Laurus 1 to purchase 375,000 shares of its common stock at exercise prices ranging between $1.23 and $1.61 per share (Note 8).

In 2004, the Company opted to pay $580,796 of principal and $35,869 of interest in 576,322 shares of common stock. In 2005, the Company opted to pay $400,541 of principal and $10,323 of interest in 383,985 shares of common stock.

Laurus Master Fund Ltd. #2

On April 27, 2004, the Company entered into a convertible term note and securities purchase agreement with Laurus Master Fund, Ltd. #2 (“Laurus 2”). Pursuant to these agreements, the Company sold to Laurus 2, a secured convertible term note in the principal amount of $1,000,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due April 27, 2007, convertible into shares of its common stock at a conversion price of $1.22 per share. Under certain circumstances, both the Company and Laurus 2 may exercise their right to convert all or a portion of the outstanding principal and interest into shares of common stock. Loan costs of $70,980 have been capitalized and are being amortized over the three-year life of the note. The Company granted to Laurus 2 a subordinated second priority security interest in its assets to secure the obligations under the note. Additionally, the Company issued a warrant to Laurus 2 to purchase 313,000 shares of its common stock at exercise prices ranging between $1.40 and $1.83 per share (Note 8).

6.	RELATED PARTY TRANSACTIONS

MediVision

During the period of August 2000 through July 1, 2001, we executed several promissory notes in favor of MediVision, an Israeli corporation and majority shareholder in our Company. The Short-Term Note had a maximum principal balance of $260,000 available, while the Working Capital Funding Agreement and Amendment No.1 to this agreement provided an additional funding of $2,500,000. Both Notes and the Amendment bear interest at the rate of 9.3% per annum and are secured by all of our assets. The principal amount outstanding, together with any and all accrued interest on

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

6.	RELATED PARTY TRANSACTIONS (Continued)

the Working Capital Note and Amendment, was payable by August 31, 2003, except that MediVision may, at its option, at any time convert any amount of principal and interest then outstanding into shares of our common stock at a conversion price of $.80 per share on the Working Capital Note and $0.185 per share on the Amendment No.1 to the Working Capital Note. In May 2003, we entered in Amendment No. 2 to the Working Capital Funding Agreement and the Short Term Note with MediVision whereby the repayment terms on the debt were extended on all principal and interest due until January 1, 2005. As a result of cash payments and product shipments to MediVision discussed below, the principal and interest was paid during the first quarter of 2004. In June 2003, MediVision exercised its option, as stipulated in the Working Capital Funding Agreement, Amendment No. 1, to convert $1,150,000 of principal and interest at a conversion price of $0.185 per share into 6,216,216 shares of common stock.

In March 2004, our Board of Directors approved a line of credit to MediVision of $1,000,000 at 9.3% interest for two years. In January 2005 our Board of Directors approved an additional loan advance of $150,000 for a 30-day term.

On March 2, 2005, we entered into a Loan and Security Agreement and Promissory Note with MediVision (the “Loan Agreement”) whereby we agreed to loan MediVision up to $2,000,000. The Loan Agreement incorporated the $1,150,000 previously approved by our Board of Directors. Under the terms of the agreement, interest is 7.25% per annum and is payable on February 28, 2006 along with all outstanding principal due at that date. The note was secured by 2,409,000 shares of our common stock owned by MediVision. The number of shares was based on the average closing price of shares of our stock during the period covering the last ten (10) business days of February, 2005, which average closing price was $1.11, discounted by 25%. In the event that MediVision were to sell any shares of our stock it owns during the period of the agreement, a minimum of 50% of the proceeds from such sales would be required to be paid to us to reduce the outstanding amount owed. On July 28, 2005, we and MediVision entered into an amendment to the Loan Agreement whereby MediVision repaid $1,000,000 to us, decreasing the agreed upon loan of $2,000,000 to $1,000,000 and the amount of shares securing the loan was decreased by 1,204,500 shares.

In August 2002, our Board of Directors, at MediVision’s request, authorized us to guarantee and/or provide security interests in our assets for certain of MediVision’s loans with financial institutions, on the maximum aggregate amount of approximately $1,900,000. In August 2002, MediVision subordinated to the financial institutions its security position in our assets, which had been granted in consideration of loans to us from MediVision. In December 2002, our Board of Directors approved our issuance of two debentures in favor of the banks to act as security for the debt of MediVision, which debentures were secured by a first lien on all of our assets. Such debentures and lien were signed in December 2002. The purpose of both debentures was to guarantee and/or provide a security interest for certain debts and liabilities of MediVision. On July 20, 2005, we replaced the existing debentures and lien in favor of the banks that were issued by us in an aggregate amount of up to $1,900,000, with a new debenture and lien in an aggregate amount of up to $2,000,000. One of the terminated debentures was issued in favor of United Mizrahi Bank Ltd. and the other terminated debenture was issued in favor of Bank Leumi Le-Israel. In lieu of the terminated debentures, we

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

6.	RELATED PARTY TRANSACTIONS (Continued)

entered into a new Secured Debenture (the “Debenture”) in favor of United Mizrahi Bank Ltd., in an amount of up to $2,000,000 (plus interest, commissions and all expenses). Under the terms of the Debenture, we guarantee the payment of all of the debts and liabilities of MediVision to United Mizrahi Bank. The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 shares of our common stock it owns to us in order to secure the Debenture. The number of shares securing the Debenture is comprised of the 1,204,500 shares previously securing the promissory note under the Loan Agreement to cover $1,000,000 and 1,141,000 shares of our common stock (which number was based upon the average closing price of shares of our stock during the period covering the last ten (10) business days of February, 2005, which was $1.17, discounted by 25%) to cover the second $1,000,000. The amount owed to the financial institutions by MediVision and secured by us as of December 31, 2005 was approximately $2,000,000.

MediVision (Continued)

As a result of the amendments to the Loan Agreement and the Debenture, the total number of shares securing the promissory note under the Loan Agreement, and the Debenture, is 3,550,000 out of the 10,730,851 shares of our common stock owned by MediVision as of December 31, 2005.

At June 30, 2005 we had recorded a net amount due from MediVision of approximately $1,955,558 on the promissory note and approximately $28,539 net, due for products and services. On July 28, 2005, pursuant to the aforementioned Debenture signed by us, MediVision executed the amended Loan Agreement and paid back $1,000,000 of the loan from us; reducing the amount MediVision owed us on the promissory note to $955,558. On September 20, 2005, pursuant to a Common Stock Purchase Agreement, dated as of September 16, 2005, between MediVision and Meadowbrook Opportunity Fund LLC, MediVision sold 400,000 shares of our common stock to Meadowbrook Opportunity Fund LLC at a price of $1.20 per share. MediVision used $240,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $715,556, plus accrued interest under the loan. On December 8, 2005, MediVision sold 310,000 shares to the clients of an institutional investor at the price per share of $1.45. MediVision used $225,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $492,556, plus accrued interest under the loan. On February 14, 2006, MediVision sold 1 million shares of our common stock to Wasatch Advisors, Inc. at the market price of $1.80 per share. MediVision used $492,556 of the proceeds from this sale to repay the remaining principal balance of the aforementioned loan to us.

Pursuant to a Common Stock Purchase Agreement dated as of June 1, 2004 between MediVision and S2 Partners LP, MediVision sold 550,000 shares of our common stock to S2 Partners LP at a price of $1.35 per share. On June 23, 2004, MediVision, through Nollenberger Capital Partners Inc. acting as its agent, sold an additional 500,000 shares of our common stock at a price of $1.38 per share.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

6.	RELATED PARTY TRANSACTIONS (Continued)

Pursuant to a Common Stock Purchase Agreement dated as of September 16, 2005 between MediVision and Meadowbrook Opportunity Fund LLC, MediVision sold 400,000 shares of our common stock to Meadowbrook Opportunity Fund LLC at a price of $1.20 per share.

On December 8, 2005, MediVision sold 310,000 shares of our common stock to the clients of an institutional investor at the price per share of $1.45. As a result of the foregoing transactions, as of December 31, 2005, MediVision owned approximately 67% of our outstanding common stock.

On February 14, 2006, MediVision sold 1 million shares of our common stock to Wasatch Advisors, Inc. at the market price of $1.80 per share.

As a result of the foregoing transactions, as of February 22, 2006, MediVision owns approximately 59% of our outstanding common stock.

At December 31, 2005, the Company had recorded approximately $631,129 of receivable and note due from MediVision as compared to $1,056,000 in aggregate debt and accrued interest owed to MediVision as of December 31, 2004. The changes are the result of cash payments and the net effect of other intercompany revenue and expense transactions.

Sales to MediVision during the fiscal years ended December 31, 2005 and 2004 totaled approximately $786,000 and $744,000, respectively. Sales derived from product shipments to MediVision are made at transfer pricing which is based on similar volume discounts that would be available to other resellers or distributors of the Company’s products.

During the year ended December 31, 2005 and 2004, the Company paid $667,400 and $687,100 to MediVision for research and development performed on behalf of the Company.

CCS Pawlowski

The Company entered into an agreement with CCS Pawlowski GmbH (“CCS”), a German subsidiary of MediVision, whereas CCS will be a distributor for the Company in the Germany and Austria territories.

At December 31, 2005, the Company had recorded approximately $60,000 of amounts due from CCS.

MediStrategy Ltd.

The Company has a service agreement with MediStrategy Ltd. (“MS”), an Israeli company owned by Noam Allon, a former Director of the Company, serving on the Board until December 2004. Under the terms of the agreement, MS provides services to the Company primarily in the business development field in ophthalmology, including

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

6.	RELATED PARTY TRANSACTIONS (Continued)

business cooperation, mergers and acquisitions, identifying and analyzing new lines of business and defining new product lines or business opportunities to be developed. All services provided by MS are performed solely by Noam Allon.

In consideration for the services provided, the Company agreed to pay MS a monthly sum of $3,300. In addition, MS is to be paid a yearly performance bonus of up to $20,000 upon achievement of goals under the terms of the agreement determined by MS, Noam Allon and the Company’s Chairman of the Board. During the year ended December 31, 2004, MS earned fees in the amount of $39,600. $19,800 of the fees has been paid with the balance being accrued as of December 31, 2004. During the year ended December 31, 2005, MS earned fees of $42,400 which was accrued at December 31, 2005, and not yet paid in 2006. As of September 1, 2005, the monthly sum changed from $3,300 to $4,000, and the yearly performance bonus changed from $20,000 to $10,000.

Jonathan Adereth

In 2004, Jonathan Adereth received $36,000 for his services as Chairman of the Board and an additional $3,500 for meetings attended. Mr. Adereth was also granted a stock option to purchase 40,000 shares at an exercise price of $0.68 per share in October 2004. Starting January 2005, Jonathan Adereth, serves as a consultant to the board of directors. The Company agreed to the following in connection with his service as a consultant. (i) to pay to Mr. Adereth, a monthly retainer of $2,000, (ii) to pay to Mr. Adereth a daily fee of $500 for physical attendance in meetings, and (iii) to reimburse Mr. Adereth for reasonable expenses incurred in connection with his services as a consultant to the Board of Directors.

7.	LINE OF CREDIT

In May 2003, the Company entered into a $150,000 line of credit agreement with one of its banks, Wells Fargo. The line is secured by a pledged investment with the bank equal to the amount of the line of credit. Advances on the line bear interest at prime (7.25% at December 31, 2005) with interest due monthly. The line matures on September 10, 2008.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

8.	STOCKHOLDERS’ EQUITY

Stock Option Plans

The Company applies APB 25 and related Interpretations in accounting for its stock options. Under APB 25, because the exercise price of the Company’s stock options equals or is greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has six stock-based compensation plans and Individual Stock Option Agreements. Options granted under these plans generally have a term of ten years from the date of grant unless otherwise specified in the option agreement. The plans generally expire ten years from the inception of the plans. Options granted under these agreements have a vesting period of three to four years. Incentive stock options under these plans are granted at fair market value on the date of grant and non-qualified stock options granted can not be less than 85% of the fair market value on the date of grant.

In December 2005, the Company’s Board of Directors approved a Stock Option Plan (the “2005 Plan”) under which all officers, employees, directors and consultants may participate. Subsequent to December 2005, the 2005 Plan was approved by consent of the Company’s majority shareholder. The 2005 Plan expires in December 2015. Options granted under the 2005 Plan are qualified stock options and will generally have a term of ten years from the date of grant, unless otherwise specified in the option agreement. The exercise prices of non-qualified stock options granted under the 2005 Plan cannot be less than the fair market value of the Company’s common stock on the date of grant. The maximum number of shares of the Company’s common stock which may be optioned and sold under the 2005 Plan is 750,000, all of which are available for granting of options as of December 31, 2005.

A summary of the Company’s plans as of December 31, 2005 is presented below:

Plan Name	Options Authorized Per Plan	Plan Expiration	Options Outstanding	Range of Exercise Prices	Available for Future Grants
1992 Option Plan	150,000	December 2002	1,500	$0.48-$4.25
1995 Nonstatutory Plan	1,035,000	November 2005	0	$0.00
1997 Nonstatutory Plan	1,000,000	October 2002	60,000	$0.63-$1.38
Individual Stock Option Agreements	126,360	November 1998	73,710	$0.63

2000 Option Plan	1,500,000	September 2010	1,333,333	$0.10-$1.45	134,999
2003 Option Plan	750,000	October 2013	639,000	$0.68-$1.10	111,000
2005 Option Plan	750,000	December 2015	0	$0.00	750,000

			2,107,543		995,999

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

8.	STOCKHOLDERS' EQUITY

A summary of the status of the Company’s stock option plans and changes during the periods is presented below:

		Weighted
		Average
		Exercise
	Options	Price

Balance, January 1, 2004	1,770,952	$0.46

Options granted	684,000	$0.67
Options canceled	(26,666)	$0.41
Options lapsed	(55,819)	$0.94
Options exercised	(53,334)	$0.48

Balance December 31, 2004	2,319,133	$0.51

Options granted	126,000	$1.19
Options canceled	(237,590)	$0.55
Options lapsed	0
Options exercised	(100,000)	$0.49

Balance December 31, 2005	2,107,543	$0.55

The weighted average fair value of options granted during the years ended December 31, 2005 and 2004 were $1.19 and $.67, respectively.

The following table summarizes information about the stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price
$ .31 - $1.37	2,051,043	7.8 years	$ 0.52	1,576,751	$ 0.46
$1.38 - $3.00	55,000	0.8 years	$ 1.43	55,000	$ 1.43
$3.01 - $4.50	1,500	3.7 years	$ 4.25	1,500	$ 4.25

	2,107,543			1,633,251

Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to August 31, 1995 under the fair value method of that Statement. The fair value of each option grant is

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

8.	STOCKHOLDERS' EQUITY

Stock Options Plans (Continued)

estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2005 and 2004, respectively; dividend yield of zero; volatility factors of the expected market price of the Company’s common stock ranged from 91% to 95% for the years ended December 31, 2005 and 2004, risk-free interest rate of 4.42% and 4.04%; respectively, and a weighted-average expected life of 10 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	2005	2004

Pro forma net income	$1,704,055	$1,695,930

Pro forma basic net income per share	$0.11	$0.11

Pro forma diluted net income per share	$0.10	$0.11

Warrants

The Company issued a warrant in September 2003 pursuant to the issuance of a note payable (Note 5). The warrant permits the holder to purchase up to 375,000 shares of common stock at a price of $1.23 per share for the first 100,000 shares; $1.39 per share for the next 125,000 shares and $1.61 per share for the remaining 150,000 shares. The warrant is exercisable through September 26, 2010.

The Company issued a warrant in April 2004 pursuant to the issuance of a note payable (Note 5). The warrant permits the holder to purchase up to 313,000 shares of common stock at a price of $1.40 per share for the first 83,000 shares; $1.59 per share for the next 105,000 shares and $1.83 per share for the remaining 125,000 shares. The warrant is exercisable through April 27, 2009.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

9.	INCOME TAXES

The income tax (benefit) expense for the years ended December 31, 2005 and 2004 consisted of the following:

	Federal	State	Total

2005

Current	$28,000	$14,000	$42,000
Deferred	154,000	155,000	309,000
Change in valuation allowance	(426,000)	22,000	(404,000)

Total income tax (benefit)	$(244,000)	$191,000	$(53,000)

2004

Current	$(22,000)	$(7,000)	$(29,000)
Deferred	376,000	88,000	464,000
Change in valuation allowance	(890,000)	(103,000)	(993,000)

Total income tax (benefit)	$(536,000)	$(22,000)	$(558,000)

The Company’s effective tax rate for the years ended December 31, 2005 and 2004 was (3)% and (49)%. The reconciliation of the statutory rate to the effective rate is as follows:

	2005	2004

Statutory rate	34%	34%
State income taxes, net of Federal benefit	6	6
Other	7	(11)
Utilization of net operating losses	(44)	(32)

Change in valuation allowance	(6)	(46)

Total	(3)%	(49)%

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

9.	INCOME TAXES (Continued)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$1,019,000	$1,481,000
Inventory reserves	964,000	962,000
Payroll related accruals	194,000	143,000
Warranty accrual	263,000	217,000
Sales and accounts receivable reserves	153,000	165,000
Uniform capitalization	42,000	70,000
Deferred revenue	362,000	340,000
AMT credit carryover	70,000
R&D credit carryover	175,000	175,000

Total deferred tax assets	3,242,000	3,553,000

Valuation allowance	(2,100,000)	(2,504,000)

Net deferred tax assets	1,142,000	1,049,000

Deferred tax liabilities:
Depreciation	(18,000)	(20,000)

Net deferred tax assets	$1,124,000	$1,029,000

At December 31, 2005 and 2004, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would likely be realized. Due to the Company’s limited history of profitable operations, management has recorded a valuation allowance of $2,100,000 and $2,504,000 at December 31, 2005 and 2004, respectively. The amount of the valuation allowance will be adjusted in the future if management determines that it is more likely than not the deferred assets will be realized.

The Company has at December 31, 2005, a net operating loss carryover of approximately $3,346,000 for Federal income tax purposes which expires between 2007 and 2020, and a net operating loss carryforward of approximately $284,000 for California state income tax purposes which expires through 2010. The State of California has suspended the application of net operating losses for the 2002 and 2003 fiscal years and extended the carry forward period two years. Federal tax credit carryforwards of approximately $175,000 will begin to expire in 2007. Due to changes in ownership which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result of these limitations, a portion of these loss and credit carryovers may expire without being utilized.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

10.	COMMITMENTS AND CONTINGENCIES

Security Interest

In December 2002, the Company granted a security interest in substantially all assets of the Company to the United Mizrahi Bank Ltd. Bank, as security for amounts borrowed by MediVision from the bank and advanced to the Company under the note agreements (Note 6).

Equity Line of Credit

On December 28, 2004, the Company entered into an investment agreement with Dutchess Private Equities Fund II, LP (Dutchess) providing for an equity line of credit. Pursuant to the investment agreement, Dutchess has agreed to provide the Company with up to $9,000,000 of funding during the thirty month period beginning on the date that a registration statement the Company agreed to file providing for the resale of the shares of common stock issuable under the investment agreement is declared effective by the Securities and Exchange Commission. During this thirty month period, the Company may request a drawdown under the investment agreement by selling shares of its common stock to Dutchess, and Dutchess will be obligated to purchase the shares. The Company is under no obligation to request any drawdowns under the investment agreement.

The amount that the Company can request in any drawdown notice is, at the Company’s election, the greater of (A) up to 200% of the average daily volume of the Company’s common stock for the ten trading days prior to the date of the drawdown notice multiplied by the average of the three daily closing bid prices for the common stock immediately preceding the date of the drawdown notice or (B) $100,000; provided that the Company may not request more than $1,000,000 in any single drawdown.

As of December 31, 2005, the Company’s registration statement had not been declared effective; accordingly no drawdowns have been made.

Operating Leases

The Company leases its corporate headquarters and manufacturing facility under a noncancellable operating lease that expires in June 2007. The lease agreement provides for minimum lease payments of $105,864 for the year ended December 31, 2006, and $53,532 for the year ended December 31, 2007. Rental expense charged to operations for all operating leases was approximately $106,000 and $96,000, respectively during the years ended December 31, 2005 and 2004.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS
(Continued)

11.	SUBSEQUENT EVENT

On January 24, 2006, the Company paid off the remainder of the $1,200,000, three-year, convertible note with Laurus Master Fund, Ltd (“Laurus”) entered into in September 2003.

On January 20, 2006, Laurus converted the balance of the $1,000,000, three-year convertible note entered into in April 2004 into 528,082 shares.

On February 21, 2006, MediVision sold 1 million shares of the Company’s common stock to Wasatch Advisors, Inc. at the market price of $1.80 per share. As a result of the foregoing transactions, as of February 22, 2006, MediVision owns approximately 59% of our outstanding common stock. MediVision used $492,556 of the proceeds from this sale to repay the remaining principal balance of the aforementioned loan to us.

On February 23, 2006, the United States District Court for the Eastern District of California granted monetary damages to the Company for the civil action lawsuit filed March 9, 2004. The Company was awarded $200,000 in damages.

OPHTHALMIC IMAGING SYSTEMS

7,473,201
Shares
Common Stock

PROSPECTUS

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

__________, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

        Our bylaws, filed as Exhibit 3.2, provide that we will indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been our directors or officers in accordance with Section 317 of the California Corporations Code. Our bylaws also permit us to maintain insurance on behalf of our officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not we have the power to indemnify such person against liability for any of those acts.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Ophthalmic Imaging Systems pursuant to the foregoing provisions, or otherwise, Ophthalmic Imaging Systems has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 25.  Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement:

Item	Amount ($)

SEC Registration Fee	813.23

EDGAR Filing Expenses	250.00

Transfer Agent Fees	500.00

Legal Fees	15,000.00

Accounting Fees	2,500.00

Miscellaneous	250.00

Total	$ 19,313.23

Item 26.  Recent Sales of Unregistered Securities

        On December 28, 2004, we entered into an investment agreement with Dutchess Private Equities Fund II, LP providing for an equity line of credit. Pursuant to the investment agreement, Dutchess has agreed to provide us with up to $9,000,000 of funding during the thirty month period beginning on the date that the registration statement we have agreed to file providing for the resale of the shares of common stock issuable under the investment agreement is declared effective by the Securities and Exchange Commission. During this thirty month period, we may request a drawdown under the investment agreement by selling shares of our common stock to Dutchess, and Dutchess will be obligated to purchase the shares. The minimum and maximum amounts the registrant can draw down at any one time is determined using a formula contained in the investment agreement. We are under no obligation to request any drawdowns under the investment agreement. The offering was made in accordance with the exemptions from registration provided for under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. We are obligated to register for resale the shares of common stock issuable pursuant to the investment agreement pursuant to a registration rights agreement dated as of August 26, 2005 between us and Dutchess.

        We have entered into an Amended and Restated Investment Agreement dated August 26, 2005 with Dutchess that is substantially on the same terms as the Investment Agreement dated December 28, 2004 with the exception of two immaterial modifications.

        On April 27, 2004, we entered into a private placement transaction with Laurus Master Fund, Ltd. which was exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D and Rule 506 promulgated thereunder. Pursuant to the securities purchase agreement between Laurus and us, we issued to Laurus a secured convertible term note in the principal amount of $1,000,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due April 27, 2007, convertible into shares of our common stock at a conversion price of $1.22 per share. Interest was payable at our option in cash or shares of common stock. Additionally, we issued a warrant to Laurus to purchase 313,000 shares of our common stock at exercise prices ranging between $1.40 and $1.83 per share. Laurus may exercise the warrant through April 27, 2009. We are obligated to register for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated April 27, 2004 between the registrant and the purchaser, of which this registration statement relates. On January 20, 2006, Laurus converted all amounts outstanding under this note into 528,082 shares of our common stock.

        On September 25, 2003, we entered into a private placement transaction with Laurus Master Fund, Ltd. which was exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D and Rule 506 promulgated thereunder. Pursuant to the securities purchase agreement between Laurus and us, we issued to Laurus a secured convertible term note in the principal amount of $1,200,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due September 25, 2006, convertible into shares of our common stock at a conversion price of $1.07 per share. Interest was payable at our option in cash or shares of common stock. Additionally, we issued a warrant to Laurus to purchase 375,000 shares of our common stock at exercise prices ranging between $1.23 and $1.61 per share. Laurus may exercise the warrant through September 25, 2010. We are obligated to register for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated September 25, 2003 between the registrant and the purchaser, of which this registration statement relates.

        In June 2003, MediVision exercised its option, as stipulated in the Amendment No. 1, to convert $1,150,000 of principal and interest at a conversion price of $0.185 per share into 6,216,216 common shares of stock. On January 24, 2006, we repaid the amounts outstanding under this convertible note.

Exhibit Number	Description of Exhibit	Footnote Reference

3.1	Articles of Incorporation, as amended.	(1)

3.2	Amendment to Articles of Incorporation (Certificate of Determination of Preferences of Series A Junior Participating Preferred Stock).	(5)

3.3	Amendment to Articles of Incorporation (Certificate of Determination of Preferences of Series B Preferred Stock).	(8)

3.4	Amended and Restated Bylaws.	(29)

4.1	Specimen of Stock Certificate.	(1)

4.2	Securities Purchase Agreement dated September 25, 2003 by and between us and Laurus Master Fund, Ltd.	(14)

Exhibit Number	Description of Exhibit	Footnote Reference

4.3	Secured Convertible Term Note dated September 25, 2003 issued to Laurus Master Fund, Ltd.	(15)

4.4	Common Stock Purchase Warrant dated September 25, 2003 by and between us and Laurus Master Fund, Ltd.	(16)

4.5	Registration Rights Agreement dated September 25, 2003 by and between us and Laurus Master Fund, Ltd.	(17)

4.6	Security Agreement dated September 25, 2003 by and between us and Laurus Master Fund, Ltd.	(18)

4.7	Securities Purchase Agreement dated April 27, 2004 by and between us and Laurus Master Fund, Ltd.	(22)

4.8	Secured Convertible Term Note dated April 27, 2004 issued to Laurus Master Fund, Ltd.	(23)

4.9	Common Stock Purchase Warrant dated April 27, 2004 us and Laurus Master Fund, Ltd.	(24)

4.10	Registration Rights Agreement dated April 27, 2004 by and between us and Laurus Master Fund, Ltd.	(25)

4.11	Security Agreement dated April 27, 2004 by and between us and Laurus Master Fund, Ltd.	(26)

10.1	Lease Agreement, dated as of April 21, 2001, between us and Jackson-Jahn, Inc.	(12)

10.2	First Amendment to the Lease Agreement dated as of April 21, 2001 between us and Jackson-Jahn, Inc.	(28)

10.3	Second Amendment to the Lease Agreement dated as of April 21, 2001 between us and Jackson-Jahn, Inc.	(28)

10.4	Confidentiality Agreement dated March 27, 1992 between us and Steven R. Verdooner.	(1)

10.5	Assignment dated October 23, 1990 of U.S. Patent Application for Apparatus and Method for Topographical Analysis of the Retina to us by Steven R. Verdooner, Patricia C. Meade and Dennis J. Makes (as recorded on Reel 5490, Frame 423 in the Assignment Branch of the U.S. Patent and Trademark Office).	(1)

10.6	Form of International Distribution Agreement used by us and sample form of End User Software License Agreement.	(1)

10.7	Stock Option Plan.	(2)+

10.8	Rental Agreement dated May 1, 1994 by and between us and Robert J. Rossetti.	(3)

10.9	1995 Nonstatutory Stock Option Plan and sample form of Nonstatutory Stock Option Agreement.	(4)+

10.10	1997 Nonstatutory Stock Option Plan and sample form of Nonstatutory Stock Option Agreement.	(6)+

Exhibit Number	Description of Exhibit	Footnote Reference

10.11	Form of Indemnification Agreement between us and each of our directors, officers and certain key employees.	(7)

10.12	Working Capital Funding Agreement dated as of July 13, 2000 by and between us and MediVision.	(9)

10.13	Amendment No. 1 to Working Capital Funding Agreement dated as of July 1, 2001 by and between us and MediVision.	(11)

10.14	Loan and Security Agreement dated as of July 13, 2000 by and between us and MediVision.	(9)

10.15	Registration Rights Agreement dated as of August 2000 by and between us and MediVision.	(9)

10.16	Secured Convertible Working Capital Note dated August 2000 from us to MediVision in the principal amount of $260,000.	(9)

10.17	Secured Promissory Note dated July 21, 2000 from us to MediVision in the principal amount of $1,500,000.	(9)

10.18	Secured Convertible Working Capital Promissory Note dated July 1, 2001 by and between us and MediVision in the principal amount of $1,000,000.	(11)

10.19	Cooperation and Project Funding Agreement dated January 21, 2001, among Israel- United States Binational Industrial Research and Development Foundation, MediVision and us.	(10)

10.20	2000 Stock Option Plan.	(12)+

10.21	Amendment No. 2 to Working Capital Funding Agreement dated as of May 21, 2003 by and between MediVision and us.	(19)

10.22	2003 Stock Option Plan.	(20)

10.23	Investment Agreement dated as of December 28, 2004 by and between us and Dutchess Private Equities Fund II, LP.	(26)

10.24	Amended and Restated Investment Agreement dated as of August 26, 2005 by and by and between us and Dutchess Private Equities Fund II, LP.	**

10.25	Registration Rights Agreement dated as of December 28, 2004 by and between us and Dutchess Private Equities Fund II LP.	(27)

10.26	Amended and Restated Registration Rights Agreement dated as of August 26, 2005 by and between us and Dutchess Private Equities Fund II LP.	**

10.27	Loan and Security Agreement dated as of February 28, 2005 by and between us and MediVision Medical Imaging Ltd.	(28)

10.28	Promissory Note dated as of February 28, 2005 by and between us and MediVision Medical Imaging Ltd.	(28)

Exhibit Number	Description of Exhibit	Footnote Reference

10.29	Secured Debenture dated as of July 20, 2005 by and between us and United Mizrahi Bank Ltd.	(30)

10.30	Research and Development Services Agreement dated as of January 1, 2004 by and between us and MediVision Medical Imaging Ltd.	(31)

10.31	Distribution Agreement dated as of February 14, 2006 by and between us and CCS Pawlowski GmbH.	(31)

10.32	Distribution Agreement dated as of January 1, 2004 by and between us and MediVision Medical Imaging Ltd. and Addendum thereto dated December 9, 2005.	(31)

10.33	Services Agreement dated as of January 1, 2004 by and between us, MediStrategy Ltd. and Noam Allon and Addendum thereto dated September 30, 2005.	(31)

14	Code of Ethics.	(28)

23.1	Consent of Perry-Smith, LLP, independent auditors	*

*	Filed herewith.

**	Previously filed.

+	Management contract or compensatory plan or arrangement.

(1)	Incorporated by reference to our Registration Statement on Form S-18, number 33-46864-LA.

(2)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993, filed on November 26, 1993.

(3)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended August 31, 1994, filed on November 29, 1994.

(4)	Incorporated by reference to our Registration Statement on Form S-8, filed on May 28, 1996, number 333-0461.

(5)	Incorporated by reference to Exhibit A of Exhibit 1 of our Form 8-K, filed on January 2, 1998.

(6)	Incorporated by reference to our Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 1997, filed on January 14, 1998.

(7)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended August 31, 1998, filed on December 15, 1998.

(8)	Incorporated by reference to Exhibit 3.1 of our Form 8-K, filed on November 24, 1999.

(9)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000, filed on December 13, 2000.

(10)	Incorporated by reference to our Annual Report on Form 10-KSB for the transition period from September 1, 2000 to December 31, 2000, filed on March 29, 2001.

(11)	Incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001, filed on November 14, 2001.

(12)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, filed on March 26, 2002.

(13)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, filed on March 27, 2003.

(14)	Incorporated by reference to Exhibit 4.1 of our Form 8-K, filed on October 1, 2003.

(15)	Incorporated by reference to Exhibit 4.2 of our Form 8-K, filed on October 1, 2003.

(16)	Incorporated by reference to Exhibit 4.3 of our Form 8-K, filed on October 1, 2003.

(17)	Incorporated by reference to Exhibit 4.4 of our Form 8-K, filed on October 1, 2003.

(18)	Incorporated by reference to Exhibit 4.5 of our Form 8-K, filed on October 1, 2003.

(19)	Incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, filed on August 14, 2003.

(20)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed on March 25, 2004

(21)	Incorporated by reference to Exhibit 4.1 of our Form 8-K, filed on April 29, 2004

(22)	Incorporated by reference to Exhibit 4.2 of our Form 8-K, filed on April 29, 2004

(23)	Incorporated by reference to Exhibit 4.3 of our Form 8-K, filed on April 29, 2004.

(24)	Incorporated by reference to Exhibit 4.4 of our Form 8-K, filed on April 29, 2004

(25)	Incorporated by reference to Exhibit 4.5 of our Form 8-K, filed on April 29, 2004

(26)	Incorporated by reference to Exhibit 10.1 of our Form 8-K filed on December 30, 2004

(27)	Incorporated by reference to Exhibit 10.2 of our Form 8-K filed on December 30, 2004

(28)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed on March 18, 2005.

(29)	Incorporated by reference to Exhibit 99.1 of our Form 8-K filed on May 5, 2005.

(30)	Incorporated by reference to Exhibit 99.2 of our Form 8-K filed on July 25, 2005.

(31)	Incorporated by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2005, filed on March 28, 2006.

Item	28. Undertakings

        The undersigned Registrant hereby undertakes:

(1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

(iii) include any additional or changed material information on the plan of distribution.

(2)     That, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, in the city of Sacramento, state of California, on June 27, 2006.

OPHTHALMIC IMAGING SYSTEMS

By: /s/ Gil Allon
Gil Allon
Chief Executive Officer

By: /s/ Ariel Shenhar
Ariel Shenhar
Chief Financial Officer, Vice President
and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gil Allon

Gil Allon	Director	June 27, 2006

/s/ Ariel Shenhar

Ariel Shenhar	Director	June 27, 2006

*/s/ Ariel Shenhar

Yigal Berman	Director	June 27, 2006

*/s/ Ariel Shenhar

Michael Benoff	Director	June 27, 2006

*/s/ Ariel Shenhar

Merle Symes	Director	June 27, 2006

* By Power of Attorney